Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VENTAS, INC.

CADENCE MERGER SUB LLC

and

NEW SENIOR INVESTMENT GROUP INC.

Dated as of June 28, 2021

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 28, 2021 (this “Agreement”), is by and among VENTAS, INC., a Delaware corporation (“Parent”), CADENCE MERGER SUB LLC, a Delaware limited liability company and subsidiary of Parent (“Merger Sub”), and NEW SENIOR INVESTMENT GROUP INC., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties wish to effect a business combination through, at Parent’s option, (a) the merger of the Company with and into Merger Sub, with Merger Sub being the surviving company of the merger or (b) the merger of Merger Sub with and into the Company, with the Company being the surviving company of the merger, and in which Merger (as defined below) each outstanding share of Company Common Stock, other than Excluded Shares, shall be converted into the right to receive 0.1561 (the “Exchange Ratio”) of a newly issued share of Parent Common Stock (the “Merger Consideration”), as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of the respective boards of directors of Parent and the Company and the sole managing member of Merger Sub has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including each of the Mergers, to be advisable and in the best interests of Parent, the Company and Merger Sub, respectively, and their respective stockholders or equity holder, as applicable, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement is intended to be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, intending to be legally bound, the Parties agree as follows:

Article I
MERGER

Section 1.1            Merger.

(a)           Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time either (i) the Company shall be merged with and into Merger Sub (the “Forward Merger”), and as a result of the Forward Merger, the separate existence of the Company shall cease, and Merger Sub shall continue as the surviving company of the Forward Merger (the “Forward Merger Surviving Company”); or (ii) Merger Sub shall be merged with and into the Company (the “Reverse Merger”, and the option selected by Parent from among the Forward Merger and the Reverse Merger, the “Merger”), and as a result of the Reverse Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company of the Reverse Merger (the “Reverse Merger Surviving Company”), as determined pursuant to this Section 1.1(a). Parent shall elect (x) whether the Merger shall be effected as a Forward Merger or a Reverse Merger and (y) in the event of a Forward Merger, the U.S. federal income tax classification of Merger Sub as a disregarded entity, a QRS or a TRS (the “Structure Election”). Parent shall exercise the Structure Election by delivering written notice (which notice shall include, in the case of a Forward Merger, Parent’s proposed U.S. federal income tax classification of Merger Sub as a disregarded entity, a QRS or a TRS) to the Company as promptly as practicable after the date of this Agreement (and in any event by no later than two Business Days prior to Parent’s initial filing of the Form S-4), and shall reasonably consult with the Company regarding Parent’s proposed Structure Election prior to delivering such notice. The Merger will have the effects provided in this Agreement and as specified in the DGCL and the DLLCA.

(b)          Non-Voting, Preferred Issuance by the Surviving Company. In the event Parent selects a Reverse Merger in accordance with Section 1.1(a), the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, cooperate with Parent and Merger Sub and their respective Representatives as reasonably requested by Parent in connection with the preparation for an offering, to occur promptly after the Effective Time, in private transactions exempt from the registration requirements of the Securities Act, of shares of non-voting, preferred stock of the Surviving Company (the “Surviving Company Preferred Stock”) to Parent and at least one hundred (100) other Persons pursuant to customary processes and documentation for arrangements of this type in the REIT market; provided that (A) the Company shall be entitled to review and comment on any descriptions of the Company or its business in the offering documents for such offering, (B) the Company’s cooperation shall be subject to the provisions of the last sentence of Section 5.12(a) and Section 5.12(b) and (C) the issuance of the Surviving Company Preferred Stock to Parent will be effectuated by a recapitalization of stock of the Surviving Company and not by a contribution of capital by Parent to the Surviving Company.

(c)           Effective Time. The Parties shall cause the Merger to be consummated by filing as soon as practicable on the Closing Date a certificate of merger for the Merger in a form reasonably acceptable to the Company with the Office of the Secretary of State of the State of Delaware (the “Certificate of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the DLLCA. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Office of the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.2            Closing. The closing of the Merger (the “Closing”) will take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 8:00 a.m., New York time, on the second Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VI (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (subject to applicable Law) of those conditions at the Closing), unless another date, time or place is agreed to in writing by the Parties (the date on which the Closing occurs, the “Closing Date”).

Section 1.3            Organizational Documents of the Surviving Company. At the Effective Time, (a) in the event of a Forward Merger, the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Company until thereafter amended as provided therein or by applicable Law; or (b) in the event of a Reverse Merger, the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Company until thereafter amended as provided therein or by applicable Law.

Section 1.4            Directors and Officers of the Surviving Company. In the event of a Reverse Merger, from and after the Effective Time, each officer of Merger Sub immediately prior to the Effective Time shall be a director and an officer of the Surviving Company. In the event of a Forward Merger, from and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company.

Section 1.5            Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code.

Article II
TREATMENT OF SECURITIES

Section 2.1            Treatment of Securities.

(a)           Treatment of Company Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of the Company, each share of common stock, par value $0.01, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned directly by Parent, Merger Sub or the Company (such excluded shares, the “Excluded Shares” and all shares of Company Common Stock other than Excluded Shares, the “Eligible Shares”), shall be automatically converted into the right to receive the Merger Consideration pursuant to the terms of this Agreement.

(b)           Conversion of Company Common Stock. As a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of the Company, as of the Effective Time, all of the Eligible Shares shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each evidence of shares in book-entry form previously evidencing any of the Eligible Shares immediately prior to the Effective Time (the “Company Book-Entry Shares”) and each certificate previously representing any Eligible Shares immediately prior to the Effective Time (the “Company Certificates”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 2.2(e) cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to Section 2.1(a) and any dividends or other distributions pursuant to Section 2.2(c).

(c)           Cancellation of Excluded Shares. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of the Company, each Excluded Share issued immediately prior to the Effective Time shall be cancelled without payment of any consideration therefor and shall cease to exist.

(d)           Merger Sub Equity. At the Effective Time, (i) in the event of a Forward Merger, each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as a membership interest of the Surviving Company and shall not be affected by the Merger; or (ii) in the event of a Reverse Merger, each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and shall represent one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company, which shall constitute the only outstanding shares of common stock of the Surviving Company immediately following the Effective Time.

Section 2.2            Exchange of Certificates.

(a)           Exchange Agent. At or prior to the Effective Time, Parent shall deposit or shall cause to be deposited with a nationally recognized financial institution or trust company selected by Parent and reasonably acceptable to the Company to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of record of Eligible Shares, (i) an aggregate number of shares of Parent Common Stock to be issued in uncertificated or book-entry form comprising the number of shares of Parent Common Stock required to be issued pursuant to Section 2.1(a), and (ii) an aggregate amount of cash comprising at least the amount required to be delivered pursuant to Section 2.2(e). In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of record of Eligible Shares may be entitled pursuant to Section 2.2(c) with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares. Such shares of Parent Common Stock, cash in lieu of any fractional shares payable pursuant to Section 2.2(e) and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 2.2(a) are referred to collectively in this Agreement as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than for the purpose provided for in this Agreement.

(b)           Exchange Procedures.

(i)               Promptly after the Effective Time (and in any event within five Business Days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record of Eligible Shares notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials in customary form specifying that delivery shall be effected, and risk of loss and title to the Company Certificates or Company Book-Entry Shares shall pass only upon delivery of the Company Certificates (or affidavits of loss in lieu of the Company Certificates, as provided in Section 2.6) or transfer of the Company Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Company Book-Entry Shares) (such transmittal materials, collectively, the “Letter of Transmittal”), and (B) instructions for surrendering the Company Certificates (or affidavits of loss in lieu of the Company Certificates, as provided in Section 2.6) or transferring the Company Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to holders of record of Company Book-Entry Shares, the Parties shall cooperate to establish procedures with the Exchange Agent to allow the Exchange Agent to promptly transmit, following the Effective Time, to such holders or their nominees, upon surrender of Eligible Shares (if applicable under such procedures), the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement.

(ii)              Upon surrender to the Exchange Agent of Eligible Shares that are Company Certificates, by physical surrender of such Company Certificate (or affidavit of loss in lieu of a Company Certificate, as provided in Section 2.6) or that are Company Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of Company Book-Entry Shares or as otherwise provided in the applicable procedures agreed pursuant to Section 2.2(b)(i), in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Company Book-Entry Shares, in accordance with such procedures, the holder of record of such Company Certificate or Company Book-Entry Share shall be entitled to receive in exchange therefor (A) that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1(a) and (B) an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check) of (1) any cash in lieu of fractional shares payable pursuant to Section 2.2(e) plus (2) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 2.2(c), and in each case, after giving effect to any required Tax withholdings as provided in Section 2.2(h)).

(iii)             No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares, and any Company Certificate or ledger entry relating to Company Book-Entry Shares formerly representing shares of Company Common Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(iv)             In the event of a transfer of ownership of Eligible Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock, together with an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check) of cash in lieu of fractional shares payable pursuant to Section 2.2(e) and any dividends or distributions in respect thereof, and in each case, after giving effect to any required Tax withholdings as provided in Section 2.2(h)), may be issued or paid to such a transferee if (A) in the case of certificated shares, the Company Certificate formerly representing such Eligible Shares is presented to the Exchange Agent and (B) in the case of Company Book-Entry Shares, written instructions authorizing the transfer of the Company Book-Entry Shares are presented to the Exchange Agent, and in the case of each of clauses (A) and (B), such information is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent and Parent. Until surrendered as contemplated by this Section 2.2(b), each Company Certificate and Company Book-Entry Share shall be deemed at any time at or after the Effective Time to represent only the right to receive the Merger Consideration in accordance with this Article II, including any amount payable in lieu of fractional shares in accordance with Section 2.2(e), and any dividends or other distributions on Parent Common Stock in accordance with to Section 2.2(c), in each case without interest.

(c)           Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued in connection with the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement as Merger Consideration. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Eligible Share until the Company Certificate (or affidavit of loss in lieu of the Company Certificate as provided in Section 2.6) or Company Book-Entry Share is surrendered for exchange in accordance with this Article II. Subject to applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this Article II, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.

(d)           Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of record of Company Certificates or Company Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Company Certificates or Company Book-Entry Shares are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)           No Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued in respect of Eligible Shares pursuant to this Agreement. Any holder of record of Eligible Shares otherwise entitled to receive a fractional share of Parent Common Stock but for this Section 2.2(e) shall be entitled to receive, upon surrender of the applicable Eligible Shares, a cash payment calculated by the Exchange Agent, without interest, in lieu of any fractional share, equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (ii) the closing price on the New York Stock Exchange (the “NYSE”), as reported on the consolidated tape at the close of the NYSE regular session of trading, for a share of Parent Common Stock on the last trading day immediately preceding the Closing Date (appropriately adjusted as contemplated by Section 2.5, if applicable) (the “Parent Closing Price”). No holder of record of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 2.2(e) to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

(f)           Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to holders of Eligible Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for delivery of any shares of Parent Common Stock and any payment of cash and any dividends and other distributions in respect thereof or in respect of Company Common Stock payable or issuable pursuant to Section 2.1(a), Section 2.2(c) or Section 2.2(e), in each case, without any interest thereon.

(g)           No Liability. Notwithstanding anything in this Agreement to the contrary, none of Parent, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund that remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h)           Withholding. Notwithstanding anything to the contrary in this Agreement, each of Parent, Merger Sub, the Company, the Exchange Agent and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Tax Law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Company, the Exchange Agent or the Surviving Company and paid over to the applicable Governmental Entity in accordance with the applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.3            Further Assurances. If at any time following the Effective Time the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Merger Sub or the Company, as applicable, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Company and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of any such Person, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any such Person, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Company’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Party and otherwise to carry out the purposes of this Agreement.

Section 2.4            Treatment of Company Equity Awards.

(a)           Company Options. Immediately prior to the Effective Time, each then outstanding option to purchase shares of Company Common Stock granted under a Company Equity Plan (each, a “Company Option”), whether vested or unvested, shall automatically become fully vested and shall without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted into and shall become a right to receive, as soon as reasonably practicable after the Effective Time (but in no event later than five Business Days after the Effective Time), an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration Value over the per share exercise price of such Company Option by (ii) the number of shares of Company Common Stock covered by such Company Option immediately prior to the Effective Time, less applicable Tax withholdings. For the avoidance of doubt, any Company Option with respect to which the per share exercise price equals or exceeds the Merger Consideration Value as of immediately prior to the Effective Time shall be cancelled at the Effective Time for no consideration.

(b)           Company Restricted Stock Awards. Immediately prior to the Effective Time, each then outstanding award of restricted shares of Company Common Stock granted under a Company Equity Plan (each, a “Company Restricted Stock Award”), whether vested or unvested, shall automatically become fully vested and shall without any action on the part of Parent, the Company or the holder thereof, be canceled and retired, shall cease to exist and be converted into and shall become a right to receive (i) a number of shares of Parent Common Stock obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Restricted Stock Award as of immediately prior to the Effective Time by (B) the Exchange Ratio and (ii) to the extent unpaid as of the Effective Time, any accrued and unpaid dividends with respect to each share of Company Common Stock subject to such Company Restricted Stock Award, less applicable Tax withholdings.

(c)           Company RSU Awards. Immediately prior to the Effective Time, each then outstanding award of restricted stock units corresponding to shares of Company Common Stock and granted under a Company Equity Plan (each, a “Company RSU Award”), whether vested or unvested, shall automatically become fully vested and shall without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted into and shall become a right to receive (i) a number of shares of Parent Common Stock obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time by (B) the Exchange Ratio and (ii) to the extent unpaid as of the Effective Time, any accrued and unpaid dividend equivalent rights with respect to each share of Company Common Stock subject to such Company RSU Award, less applicable Tax withholdings. For purposes of clause (i)(A) of the immediately preceding sentence, the number of shares of Company Common Stock subject to a Company RSU Award that is subject to performance-based vesting conditions shall be based on the maximum number of shares of Company Common Stock subject to such Company RSU Award.

(d)           Company Actions. Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Company Equity Plans or the Company Options, the Company Restricted Stock Awards or the Company RSU Awards, and take such other actions as are necessary to provide for the treatment of the Company Equity Awards as contemplated by this Section 2.4.

Section 2.5            Adjustments to Prevent Dilution. If, at any time during the period between the date of this Agreement and the Effective Time, there is a change in the number of issued and outstanding shares of Company Common Stock or shares of Parent Common Stock, or securities convertible or exchangeable into shares of Company Common Stock or shares of Parent Common Stock, in each case, as a result of a reclassification, stock split (including reverse stock split) or stock dividend, recapitalization, merger, subdivision or other similar transaction, the Exchange Ratio shall be equitably adjusted to provide the holders of Eligible Shares and Parent the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.5 shall be construed to permit the Company to take any action that is prohibited or restricted by Section 4.1 or the other terms of this Agreement or permit Parent to take any action that is prohibited or restricted by Section 4.2 or the other terms of this Agreement.

Section 2.6            Lost Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(f), Parent) shall deliver, in exchange for such lost, stolen or destroyed Company Certificate, the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Company Certificate were converted pursuant to Section 2.1(a), any cash in lieu of fractional shares and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of Company. Except (x) as set forth in the applicable subsection of Section 3.1 of the disclosure letter delivered to Parent by the Company immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any matter disclosed pursuant to any subsection of Section 3.1 of the Company Disclosure Letter shall be deemed to be disclosed pursuant to any other subsection of this Section 3.1 to the extent the relevance of such disclosure to such other subsection of this Section 3.1 is reasonably apparent on the face of such disclosure) or (y) as disclosed in the Company SEC Documents filed with the SEC since December 31, 2018 and publicly available prior to the date hereof (other than any disclosure in any “risk factors” or “forward looking statements” sections of any Company SEC Document or any other disclosures to the extent they are not statements of fact or are cautionary, predictive or forward-looking in nature); provided, further that this clause (y) will not apply to the representations and warranties contained in Section 3.1(a), Section 3.1(b), Section 3.1(c)(i), Section 3.1(m), Section 3.1(n), Section 3.1(v) and Section 3.1(w), the Company hereby represents and warrants to Parent as follows:

(a)           Organization, Standing and Power.

(i)               The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership or limited liability company (as the case may be) power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, has not had and would not reasonably be expected to, individually or in the aggregate, (1) have a Company Material Adverse Effect or (2) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger. The Company and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as has not had and would not reasonably be expected to, individually or in the aggregate, (I) have a Company Material Adverse Effect or (II) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger. The Company has previously made available to Parent true and complete copies of the certificate of incorporation, articles of incorporation, certificates of formation, bylaws, limited liability company agreements, certificates of partnership, bylaws, partnership agreement or other constituent, constitutional or organizational documents (including, for the avoidance of doubt, any certificates of designation or similar documents) (“Organizational Documents”), as applicable, of the Company and its Significant Subsidiaries, in each case as in effect as of the date hereof. The Company’s Organizational Documents are in full force and effect and the Company is not in violation of any of its Organizational Documents.

(ii)              Section 3.1(a)(ii) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, together with the jurisdiction of organization or incorporation, as the case may be, of each such Subsidiary. The Organizational Documents of the Company’s Subsidiaries are in full force and effect and the Company’s Subsidiaries are not in violation of any of their respective Organizational Documents in any material respect.

(iii)               Section 3.1(a)(iii) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company that is a REIT, a “qualified REIT subsidiary” within in the meaning of Section 856(i)(2) of the Code (a “QRS”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “TRS”).

(iv)               All issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are (i) wholly owned, directly or indirectly, by the Company and (ii) owned free and clear of all Liens (other than any transfer restrictions arising under securities laws or under the organizational documents of such Subsidiary). All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(v)                Section 3.1(a)(v) of the Company Disclosure Letter sets forth a complete list of Persons, other than the Subsidiaries of the Company, in which the Company or any Subsidiary of the Company holds any capital stock or other equity interest, together with a summary of the total issued and outstanding capital stock or other equity interests of such Person and the amount and percentage held by the Company or applicable Subsidiary.

(b)           Capital Structure.

(i)               As of the date hereof, the authorized capital stock of the Company consists of 2,000,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).  As of the close of business on June 24, 2021 (the “Company Capitalization Date”), (A) 84,063,182 shares of Company Common Stock were issued and outstanding (including 227,462 unvested shares underlying Company Restricted Stock Awards), (B) 200,000 shares of Company Preferred Stock were issued and outstanding, (C) no shares of Company Common Stock were held in the Company’s treasury, (D) 20,466,938 shares of Company Common Stock were reserved for issuance under the Company Equity Plans, (E) Company Options to purchase 8,691,380 shares of Company Common Stock were outstanding, (F) 3,157,617 shares of Company Common Stock were underlying Company RSU Awards (assuming maximum performance for any performance-based Company RSU Awards) and (G) no shares of the Company capital stock were held by any Subsidiaries of the Company. All the outstanding shares of Company Common Stock are, and all shares of the Company Common Stock that may be issued prior to the Effective Time shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. Except as set forth in the foregoing provisions of this Section 3.1(b)(i), as of the date hereof: (1) the Company does not have any shares of capital stock or other equity interests issued or outstanding other than shares of Company Common Stock that have become outstanding after the Company Capitalization Date as a result of the exercise of Company Options set forth in Section 3.1(b)(ii), and (2) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests of the Company to which the Company or any of its Subsidiaries is a party or otherwise bound obligating the Company or any of its Subsidiaries to (I) issue, transfer or sell any shares of capital stock or other equity interests of the Company or securities convertible into or exchangeable for such shares of capital stock or equity interests of the Company (in each case other than to the Company or a wholly owned Subsidiary of the Company) or (II) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment.

(ii)              Section 3.1(b)(ii) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (A) each Company Equity Award, (B) the name of each Company Equity Award holder, (C) the number of shares of Company Common Stock underlying each Company Equity Award, (D) the date on which each Company Equity Award was granted, (E) the exercise price of each Company Equity Award, if applicable, (F) the expiration date of each Company Equity Award, if applicable and (G) the vesting schedule applicable to each Company Equity Award. As of the date hereof, the weighted average strike price of the outstanding Company Options was $9.10 and there were $216,747 of accrued and unpaid cash dividends corresponding to shares of Company Common Stock covered by Company Restricted Stock Awards, $1,376,335 of accrued and unpaid cash dividends corresponding to Company RSU Awards  and no other accrued and unpaid cash dividends corresponding to Company Equity Awards.

(iii)             No bonds, debentures, notes or other Indebtedness having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which stockholders may vote (“Voting Debt”) of the Company or any of its Subsidiaries are issued or outstanding.

(iv)             There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

(v)              As of the date hereof, there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party or otherwise bound obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of any Subsidiary of the Company or securities convertible into or exchangeable for such shares of capital stock or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment. As of the date hereof, there are no agreements or commitments obligating the Company or any of its Subsidiaries to (1) redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company; or (2) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company that is not wholly owned.

(c)           Authority; No Violation.

(i)               The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject, with respect the consummation of the Merger, to the receipt of the Company Required Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company (the “Company Board”) and all other necessary corporate action on the part of the Company, other than, with respect to the consummation of the Merger, the receipt of the Company Required Vote and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes, subject to execution by Parent and Merger Sub, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”) to the extent applicable thereto).

(ii)              The execution and delivery by the Company of this Agreement does not, and, except as described in Section 3.1(c)(iii), the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by the Company will not (A) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, permit, concession, franchise or right binding upon the Company or any Subsidiary of the Company or result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary of the Company, other than Permitted Liens, (B) conflict with or result in any violation of any provision of the Organizational Documents of the Company or any Subsidiary of the Company or (C) conflict with or result in any violation of any Laws applicable to the Company or any Subsidiary of the Company or any of their respective properties or assets, other than in the case of clauses (A), (B) (with respect to Subsidiaries of the Company) and (C), as has not had and would not reasonably be expected to, individually or in the aggregate, (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

(iii)             Except for (A) the applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”), (B) required filings or approvals under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), (C) any filings or approvals required under the rules and regulations of the NYSE and (D) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the Office of the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           SEC Documents; Financial Statements; No Undisclosed Liabilities.

(i)               The Company has timely filed with or furnished to the SEC all reports, schedules, forms, prospectuses, registration statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2018, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, that the representations and warranties set forth in Section 3.2(e) are true and correct) will comply, in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of the Company, none of the Company SEC Documents is as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, the Company has not received any comments from the SEC with respect to any of the Company SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting the Company that have not been addressed. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the applicable listing and corporate governance rules and regulations of NYSE.

(ii)              The audited consolidated and unaudited consolidated financial statements of the Company included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing), in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(iii)             The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15 and 15d–15 of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting. The Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15 and 15d–15 of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent, the Company’s outside auditors and the audit committee of the Company Board (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since December 31, 2018, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed. Since December 31, 2018 to the date of this Agreement, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NYSE, and neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(iv)             Since December 31, 2018 to the date of this Agreement, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received any written (or to the knowledge of the Company, oral) complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2018, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(v)              There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (A) liabilities or obligations reflected or reserved against in the Company’s most recent balance sheet or in the notes thereto contained in the Company SEC Documents filed with the SEC prior to the date of this Agreement; (B) liabilities or obligations incurred in the ordinary course of business since the date of such balance sheet; (C) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(vi)             Neither the Company nor any Subsidiary of the Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between the Company or any Subsidiary of the Company, on the one hand, and any unconsolidated Affiliate of the Company or any Subsidiary of the Company, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off balance sheet arrangements, where the result, purpose or effect of such contract is to avoid public disclosure of any material transaction involving, or material liabilities of, the Company or any Subsidiary of the Company or any of their financial statements.

(e)           Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the time of the meeting of the Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus, as applicable.

(f)            Compliance with Laws. The Company and each of its Subsidiaries are in compliance with all Laws applicable to any of them or their respective operations, except to the extent that failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice since December 31, 2018 asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved, except for such failures as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)           Legal Proceedings. There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of the Company, threatened, against or affecting the Company, any present or former officers, directors or employees of the Company, or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger; provided, that to the extent any such representations or warranties in the foregoing clauses (i) and (ii) pertain to any suit, action, investigation or proceeding that relates to the negotiation or performance of this Agreement or the consummation of any of the transactions contemplated hereby, such representations and warranties are made only as of the date hereof. There is no judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to, individually or in the aggregate, (A) have a Company Material Adverse Effect or (B) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger; provided, that to the extent any such representations or warranties in the foregoing clauses (A) and (B) pertain to any judgment, decree, injunction or order that relates to the negotiation or performance of this Agreement or the consummation of any of the transactions contemplated hereby, such representations and warranties are made only as of the date hereof.

(h)           Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (other than in respect to the representations set forth in Section 3.1(h)(xviii) and Section 3.1(h)(xxi)):

(i)               the Company and each of its Subsidiaries have (A) duly and timely filed (or caused to be timely filed on their behalf) with the appropriate taxing authority all Tax Returns required to be filed by them (taking into account any extensions of time within which to file), and such Tax Returns are true, correct and complete, (B) duly and timely paid in full (or caused to be timely paid in full on their behalf), or made adequate provision for in accordance with GAAP, all Taxes required to be paid by them (and adequate reserves or accruals for Taxes have been provided for in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith), and (C) complied with all applicable Laws relating to the payment, withholding and collection of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely collected and withheld and, in each case, have paid over to the appropriate governmental authorities any and all amounts required to be so collected or withheld and paid over on or prior to the due date thereof under all applicable Laws;

(ii)              neither the Company nor any of its Subsidiaries has received a written claim, or to the knowledge of the Company, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction, which claim has not been fully resolved;

(iii)             there are no disputes, audits, examinations, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes;

(iv)             no deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the Company’s knowledge, threatened, by any governmental authority, which deficiency has not yet been settled or paid in full;

(v)              neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a taxing authority, or has entered into any written agreement with a taxing authority with respect to any Taxes, in each case, that will be binding on the Company in respect of taxable periods (or portions thereof) beginning after the Closing Date;

(vi)             neither the Company nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax, in each case, that remains in effect;

(vii)            neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return that remains unfiled;

(viii)           neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(ix)              since November 6, 2014, (A) neither the Company nor any of its Subsidiaries have incurred any liability for Taxes under Sections 856(g)(5), 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code or the Treasury Regulations thereunder; and (B) neither the Company nor any of its Subsidiaries have incurred any liability for any other Taxes other than (x) in the ordinary course of business, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. Since November 6, 2014, neither the Company nor any of its Subsidiaries (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code. Since November 6, 2014, neither the Company nor any of its Subsidiaries has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code;

(x)               there are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, other than customary provisions of commercial or credit agreements entered into in the ordinary course of business, and there are no Tax Protection Agreements to which the Company or any of its Subsidiaries is a party currently in force;

(xi)              neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other affiliated, consolidated, combined or similar group for Tax purposes (other than a group the common parent of which was the Company or a Subsidiary of the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), or as a transferee or successor;

(xii)             the Company (A) for all taxable years commencing with its taxable year ended December 31, 2014 through and including its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for all such taxable years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes the Closing Date, as if such taxable year ends on the Closing Date) through the Effective Time in such a manner so as to so qualify for the taxable year that will include and/or will end with the consummation of the Merger and (C) has not taken or omitted to take any action that could reasonably be expected to result in the Company’s failure to qualify as a REIT or a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the knowledge of the Company, threatened;

(xiii)            Section 3.1(h)(xiii) of the Company Disclosure Letter sets forth each Subsidiary of the Company and its classification for U.S. federal income tax purposes. Each Subsidiary of the Company has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (A) a partnership or a disregarded entity and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a QRS, (C) a TRS or (D) a REIT. Each entity that is listed in Section 3.1(h)(xiii) of the Company Disclosure Letter (I) as a partnership, joint venture or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a partnership or disregarded entity, and not as a corporation or an association or publicly traded partnership taxable as a corporation, and (II) as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a REIT, a QRS or a TRS.

(xiv)           neither the Company nor any of its Subsidiaries holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code or Treasury Regulations thereunder);

(xv)            neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(xvi)           neither the Company nor any of its Subsidiaries (other than any Subsidiary that is a TRS) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code;

(xvii)          there are no Tax Liens upon any property or assets of the Company or any of its Subsidiaries, except Permitted Liens;

(xviii)         the Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger (for the avoidance of doubt, regardless of the Structure Election by Parent pursuant to Section 1.1(a)) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xix)            neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code in the two years prior to the date of this Agreement;

(xx)             neither the Company nor any Subsidiary has (i) made any election to defer any payroll Taxes under the CARES Act, (ii) claimed any Tax credit pursuant to Sections 7001 or 7003 of the Families First Coronavirus Response Act of 2020 or (iii) taken out any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program; and

(xxi)            the total aggregate adjusted tax basis of the assets of the Company (and the assets of any of its relevant disregarded or otherwise transparent Subsidiaries) exceeds the total aggregate liabilities of the Company (and the liabilities of any of its relevant disregarded or otherwise transparent Subsidiaries).

(i)            Material Contracts. Section 3.1(i) of the Company Disclosure Letter sets forth a true, complete and correct list of all Company Material Contracts as of the date of this Agreement. A true, complete and correct copy of each Company Material Contract has been made available by the Company to Parent prior to the date of this Agreement (or has been filed as an exhibit to a Company SEC Document filed with the SEC since December 31, 2018 and publicly available prior to the date of this Agreement). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company Material Contracts is a valid and binding obligation of the Company or the applicable Subsidiary of the Company and, to the knowledge of the Company, the other parties thereto, enforceable against the Company or such Subsidiary in accordance with its terms and, to the knowledge of the Company, the other parties thereto (subject in each case to the Bankruptcy and Equity Exceptions to the extent applicable thereto). None of the Company or any of its Subsidiaries is, and to the knowledge of the Company no other party is, in breach, default or violation (and no event has occurred or not occurred through the Company’s or any Subsidiary of the Company’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Company Material Contract to which the Company or any Subsidiary of the Company is a party, or by which any of them or their respective properties or assets may be bound, except for such breaches, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has provided to Parent a true, complete and correct copy of any agreements (other than insurance contracts or agreements that are substantially in the form of the Company’s form of indemnification agreement filed as an exhibit to a Company SEC Document filed with the SEC and publicly available prior to the date of this Agreement) of the Company and its Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability and indemnification of Indemnified Parties and advancement of expenses thereof that are in existence on the date of this Agreement.

(j)                 Benefit Plans.

(i)               Section 3.1(j)(i) of the Company Disclosure Letter contains a true, complete and correct list of each material Company Benefit Plan. No Company Benefit Plan is established or maintained outside of the United States or for the benefit of current or former employees of the Company or any of its Subsidiaries residing outside of the United States.

(ii)              The Company has made available to Parent prior to the date of this Agreement a true, correct and complete copy of each Company Benefit Plan and, with respect thereto, if applicable, (A) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance contracts, (B) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the IRS and the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (C) the most recent determination letter from the IRS (if applicable) for such Company Benefit Plan and (D) any material correspondence with a Governmental Entity relating to any unresolved compliance issues in respect of any Company Benefit Plan in the last two years.

(iii)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including, but not limited to, ERISA and the Code and in each case the regulations thereunder, (B) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the IRS or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an IRS approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, (C) neither the Company nor any of its Subsidiaries has engaged in a transaction that has resulted in, or would reasonably be expected to result in, the assessment of a civil penalty upon the Company or any of its Subsidiaries pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code that has not been satisfied in full, (D) there does not now exist, nor, to the knowledge of the Company, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates, (E) all payments required to be made by or with respect to each Company Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by the Company or its Subsidiaries in accordance with the provisions of each of the Company Benefit Plans and applicable Law or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the books and records of the Company in accordance with GAAP and (F) there are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan or any trusts related thereto (other than routine claims for benefits).

(iv)             Neither the Company nor any of its Subsidiaries maintains, contributes to, or participates in, or has ever during the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability (including, in each case, on account of any ERISA Affiliate of the Company or such Subsidiary) in connection with: (A) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (B) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (C) any plan or arrangement which provides for post-employment or post-retirement medical or welfare benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(v)              Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director, employee or other service provider of the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise, (B) increase any benefits otherwise payable or trigger any other obligation under any Company Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

(vi)             No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(k)               Employment and Labor Matters.

(i)               Neither the Company nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries.

(ii)              Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Company Material Adverse Effect, (A) there are no pending, or, to the knowledge of the Company, threatened strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries (“Company Employees”), (B) there is no union organizing effort pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (C) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees, and (D) there is no slowdown or work stoppage in effect or, to the knowledge of the Company, threatened with respect to Company Employees, nor has the Company or any of its Subsidiaries experienced any events described in clauses (A), (B), (C) or (D) within the past three years.

(iii)             Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, an Company Material Adverse Effect, the Company and its Subsidiaries are, and have been since December 31, 2018, in compliance with all applicable Laws relating to employment or labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, classification of service providers as employees and/or independent contractors, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security.

(l)                 Absence of Certain Changes.

(i)               Since March 31, 2021, there have been no Effects which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)              From December 31, 2020 through the date of this Agreement, (x) except for the negotiation and execution of this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects and (y) neither the Company nor any Subsidiary of the Company has taken any action that would require the consent of Parent pursuant to Section 4.1(b)(iii), (iv) (viii), (ix) (with respect to transactions with a fair market value or sale price of at least $1 million), (xiv), (xv), (xx), (xxiii), (xxiv), (xxv) or (xxvi) (or (xxix), to the extent relating to any of the foregoing clauses) had such action been taken after the execution of this Agreement.

(iii)             Section 3.2(l)(iii) of the Company Disclosure Letter sets forth the Indebtedness for borrowed money of the Company and its Subsidiaries as of May 31, 2021.

(m)             Board Approval. The Company Board, by resolutions duly adopted by unanimous vote, has (i) approved and adopted this Agreement and declared this Agreement and the transactions contemplated hereby, including each of the Mergers, to be advisable and in the best interests of the Company and its stockholders, (ii) directed the submission of this Agreement for consideration and for a vote to be taken for its adoption by the Company stockholders at the Company Stockholders Meeting and made, subject to Section 5.4(d) and Section 5.4(e), the Company Board Recommendation and (iii) taken all appropriate and necessary actions to render the ownership limitations contained in the Company’s amended and restated certificate of incorporation inapplicable to either of the Mergers or the other transactions contemplated hereby effective immediately prior to, and subject to the occurrence of, the Effective Time. The Company has elected not to be governed by Section 203 of the DGCL.

(n)               Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock to adopt the Merger Agreement (the “Company Required Vote”) is the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the transactions contemplated hereby (including the Merger).

(o)               Properties.

(i)                Section 3.1(o)(i)(A) of the Company Disclosure Letter sets forth a true, correct and complete list of the address of each real property owned in fee simple or leased by the Company or any of its Subsidiaries, name of the entity owning or leasing, whether such property is owned, leased, ground leased or subleased (all such real property interests, together with all right, title and interest of the Company and any of its Subsidiaries in and to (A) all buildings, structures and other improvements and fixtures located on or under such real property and (B) all easements, rights and other appurtenances to such real property, and subject to any easements, impairments, rights and other appurtenances affecting such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). Section 3.1(o)(i)(B) of the Company Disclosure Letter sets forth a true, correct and complete list of the address of each facility and real property which, as of the date of this Agreement, is under contract by the Company or a Subsidiary of the Company for purchase or sale or which is leased or subleased by the Company or a Subsidiary of the Company, as landlord or sublandlord, to any Person, as tenant or subtenant. Except as set forth on Section 3.1(o)(i) of the Company Disclosure Letter, there are no real properties that the Company or any of its Subsidiaries is obligated to buy, sell, lease or sublease at some future date. None of the Company or any of its Subsidiaries owns or leases any real property which is not set forth on Section 3.1(o)(i)(A) of the Company Disclosure Letter.

(ii)              The Company or a Subsidiary of the Company owns good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii)             (A) Neither the Company nor any of its Subsidiaries has received (1) written notice that any certificate, variance, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (2) written notice of any uncured violation of any Laws affecting any of the Company Properties which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any Subsidiary of the Company has received written notice to the effect that there are any condemnation proceedings pending or threatened in writing with respect to any material portion of any of the Company Properties.

(iv)             True, complete and correct copies of all leases affecting the interest of the Company or any of its Subsidiaries in the Company Properties, in each case in effect as of the date of this Agreement and excluding any leases or licenses to any Person in connection with services provided to residents of any Company Property (the “Material Company Leases”) have been made available by the Company to Parent. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Material Company Lease, (B) no event has occurred which would result in a breach or violation of, or a default under, any Material Company Lease by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto in each case, with or without notice or lapse of time or both, and no tenant under a Material Company Lease is in monetary default under such Material Company Lease, and (C) each Material Company Lease is a valid and binding obligation of the Company or the applicable Subsidiary of the Company and, to the knowledge of the Company, the other parties thereto, enforceable against the Company or such Subsidiary in accordance with its terms and, to the knowledge of the Company, the other parties thereto, subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto.

(v)              No purchase option has been exercised under any Material Company Lease for which the purchase has not closed prior to the date of this Agreement.

(vi)             (A) there are no unexpired options to purchase, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof that would materially adversely affect the Company’s, or any of its Subsidiaries’, ownership, ground lease or right to use a Company Property subject to a Material Company Lease and (B) there are no agreements to enter into any contract for sale or ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof, which, in each case, is in favor of any Person other than the Company or a Subsidiary of the Company.

(vii)            Except pursuant to a Material Company Lease, neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which the Company or any of its Subsidiaries manages, or manages the development of, any material real property for any Person.

(viii)           Except as would have, individually or in the aggregate, a Company Material Adverse Effect, a Company Title Insurance Policy is in effect with respect to each Company Property. No written claim has been made by the Company or any Subsidiary of the Company against any title insurance policies with respect to a Company Title Insurance Policy, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ix)             The Company and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(x)               Neither the Company nor any of its Subsidiaries has (A) received written notice of any structural defects relating to any Company Properties which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (B) received written notice of any physical damage to any Company Properties which has had or would reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect.

(xi)             True, complete and correct copies of a current form of residency agreement used by each property operator of a managed property of the Company as of the date of this Agreement (excluding operators who have not yet commenced such role at any Company Properties) have been made available by the Company to Parent.

(p)               Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                (A) the Company, each of its Subsidiaries and each of the Company Properties is in compliance with all applicable Environmental Laws; (B) there is no litigation, governmental investigation, written request for information or other legal proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries under any applicable Environmental Laws; and (C) the Company has not received any written notice of violation or potential liability under any applicable Environmental Laws that remains unresolved, or that any judicial, administrative or compliance order has been issued against the Company or any of its Subsidiaries which alleges or imposes any liability or obligation under Environmental Laws that remains unresolved.

(ii)              To the knowledge of the Company, (A) neither the Company nor any of its Subsidiaries has used, generated, stored, treated or handled any Hazardous Materials on the Company Properties in a manner that would reasonably be expected to result in liability under any Environmental Law, and (B) there are currently no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials on, in or under any Company Properties that are in violation of applicable Environmental Laws. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has caused a Release of Hazardous Materials on the Company Properties and, to the knowledge of the Company, no other Person has caused a Release or threatened Release of Hazardous Materials on the Company Properties.

(iii)            To the knowledge of the Company, all Hazardous Material which has been removed from any Company Properties was handled, transported and disposed of at the time of removal in compliance with applicable Environmental Laws.

(q)               Intellectual Property.

(i)               Section 3.1(q)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company.

(ii)              Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or have a valid right to use all trademarks, service marks, trade names, copyrights and other intellectual property rights (including any registrations or applications for registration of any of the foregoing) (collectively, the “Company Intellectual Property”) necessary to carry on their business substantially as currently conducted, (ii) neither the Company nor any such Subsidiary has received any written notice of infringement or violations of, and to the knowledge of the Company , there are no infringements or violations of, the rights of others with respect to the use of any Company Intellectual Property and (iii) to the knowledge of the Company, no Person is infringing on or violating any rights of the Company Intellectual Property.

(r)                Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the permits, licenses, approvals, variances, exemptions, orders, franchises, certifications and authorizations from Governmental Entities and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy (collectively, “Permits”) held by the Company and its Subsidiaries are valid and sufficient in all respects for all business presently conducted by the Company and its Subsidiaries and for the operation of the Company Properties, (ii) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities and (iii) neither the Company nor any of its Subsidiaries has received any claim or notice indicating that the Company or any of its Subsidiaries is currently not in compliance with the terms of any such Permits, and to the knowledge of the Company no such noncompliance exists.

(s)                Licenses; Governmental Pay Programs.

(i)               Section3.1 (s)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all material healthcare licenses, permits, approvals and other governmental authorizations issued by any Governmental Entity and required in connection with the ownership, operation, planning, development, use or maintenance of any Company Properties or the business conducted thereat, including any such licenses required to be held in the name of Company’s operators (collectively, the “Licenses”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each such License is in good standing and the Company has not received written notice of any material violation in relation thereto and (B) there is not currently pending or threatened in writing, any (1) action or proceeding to revoke, withdraw or suspend any License, (2) judicial or administrative agency judgment or decision not to renew any of the Licenses applicable to one or more of the Company Properties, (3) health care licensure or certification action of any other type reasonably likely to result in a material limitation or restriction with respect to one or more Company Properties or (4) written notice from any applicable Governmental Entity suggesting or otherwise claiming that any of the Company Properties requires additional Licenses to operate in accordance with applicable Law.

(ii)                None of the Company Properties (a) participates in Social Security Act, Title XVIII (“Medicare”), Social Security Act, Title XIX (“Medicaid”) or any other governmental or quasi-governmental third party payor programs or any private or quasi-private healthcare reimbursement or private payor programs (including so-called “HMO” and “PPO” programs) (collectively, “Third Party Payor Programs”) or (b) is subject to laws or regulations pertaining to Medicare, Medicaid or other Third Party Payor Programs.

(iii)               The Company is, and at all times since December 31, 2018 has been, in compliance with all applicable Health Care Laws except for such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. From December 31, 2018 to the date hereof, none of the Company nor, to the knowledge of the Company, its managers have received any written notice from any Governmental Entity alleging any material violation of any applicable Health Care Law. There is, and at all times since December 31, 2018 there has been, no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) by any Governmental Entity pending or threatened in writing against or affecting such manager (in such manager’s capacity as the manager of a Company Property) or a Company Property alleging any material failure to comply with Health Care Laws. Since December 31, 2018, no Person has filed or threatened in writing to file against any Company or, to the knowledge of the Company, its managers (in such manager’s capacity as the manager of a Company Property) any material claim under any federal or state whistleblower statute, including without limitation, the Federal False Claims Act (31 U.S.C. §§ 3729 et seq.) with respect to a Company Property. Since December 31, 2018, the Company has not entered into any material agreements with any Governmental Entity with respect to a Company Property in connection with compliance with Health Care Laws.

(iv)             As used herein, the term “Health Care Law” shall mean (A) any and all applicable legal requirement relating to health care or insurance fraud and abuse, including, as applicable, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b) and 41 U.S.C. §§ 51-58), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the Exclusion Laws (42 U.S.C.§§ 1320a-7 and 1320a-7a), the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a and 1320a-7b, and the regulations promulgated pursuant to such statutes); (B) the federal Food, Drug & Cosmetic Act (21 U.S.C. §§ 301 et seq.), the Federal Health Care Fraud Law (18 U.S.C. § 1347) and all federal and state laws, as applicable, related to pharmacology and dispensing medicines or controlled substances, and the regulations promulgated thereunder; (C) any and all federal, state and local legal requirement concerning privacy and data security for patient information, including the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d-1329d-8), as amended, and all federal and state laws concerning medical record retention, privacy, security, patient confidentiality and informed consent, and the regulations promulgated thereunder; (D) Medicare (Title XVIII of the Social Security Act), as amended and the regulations promulgated thereunder, including, specifically, conditions of participation for skilled nursing facilities; (E) Medicaid (Title XIX of the Social Security Act) and the regulations promulgated thereunder; (F) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated thereunder; (G) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); (H) quality, safety and accreditation standards and requirements of all applicable state legal requirements or regulatory bodies; (I) federal, state and local legal requirements regulating the ownership, operation or licensure of a health care facility or business, or assets used in connection therewith, including such applicable legal requirements relating to licenses, approvals, certificates, certificates of need, permits, consents, authorizations and variances required for the management or operation of skilled nursing facilities, assisted living facilities, independent living facilities and memory care facilities; (J) federal, state and local legal requirements relating to the provision of management or administrative services in connection with the practice of a health care profession, employment of professionals by non-professionals, professional fee splitting, patient brokering, patient or program charges, claims submission, record retention, certificates of need, certificates of operations and authority; (K) federal and state legal requirements with respect to financial relationships between referral sources and referral recipients, including, but not limited to the federal Stark Law (42 U.S.C. §§ 1395nn et seq.) and the regulations promulgated thereunder; and (L) life safety codes.

(t)                 Insurance. (i) The Company and its Subsidiaries have obtained and maintain in full force and effect insurance in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries in all material respects, (ii) the Company or the applicable Subsidiary of the Company has paid, or caused to be paid, all premiums due under such policies and, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, is not in default with respect to any obligations under such policies, (iii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such policies are valid, outstanding and enforceable and (iv) since December 31, 2018, neither the Company nor any of its Subsidiaries has agreed to modify in any material respect or cancel any of such insurance policies nor has the Company or any of its Subsidiaries received any written notice of any actual or threatened material modification or cancellation of such insurance other than in the ordinary course of business or such as is normal and customary in the Company’s industry.

(u)               Investment Company Act of 1940. Neither the Company nor any Subsidiary of the Company is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(v)               Brokers or Finders. Neither the Company nor any of its Affiliates has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that the Company has engaged Morgan Stanley & Co. LLC as its financial advisor. A true, complete and correct copy of the engagement letter with Morgan Stanley & Co. LLC has been made available to Parent prior to the date hereof.

(w)              Opinion of Company Financial Advisor. Morgan Stanley & Co. LLC, the Company’s financial advisor, rendered to the Company Board an oral opinion (to be confirmed by delivery of a written opinion) to the effect that as of the date of its opinion, and subject to the assumptions and limitations and other matters set forth therein, the Merger Consideration to be received by the holders of shares of the Company Common Stock (other than Excluded Shares) pursuant to this Agreement is fair from a financial point of view to such holders. A true and correct copy of such opinion in written form will be provided to Parent by the Company promptly after the date of this Agreement for informational purposes only.

(x)                Related Party Transactions. There are no Contracts, and since December 31, 2018 there have not been any arrangements or transactions, between or among the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of the Company), directors or stockholders (including beneficial holders) of the Company, or any Affiliates of the foregoing, on the other hand, in each case that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in Company SEC Documents filed prior to the date of this Agreement.

(y)               Former Manager Relationship. Except as provided in (i) the Termination and Cooperation Agreement, dated as of November 19, 2018, made by and between the Company and FIG LLC, (ii) any Company Stock Options held by FIG LLC, (iii) any indemnification provisions contained in the Company Organizational Documents or indemnification Contracts in favor of current or past directors of the Company or (iv) Contracts entered into with Harvest Management Sub LLC (d/b/a Holiday Retirement Corp.) or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has any contractual relationship with or indemnification obligation in favor of Fortress Investment Group LLC or any of its Affiliates. The Company has delivered a notice of redemption in respect of all of the outstanding Company Preferred Stock in accordance with the Certificate of Designation therefor (such redemption, the “Preferred Redemption”), which provides for a redemption date of July 13, 2020. A true, correct and complete copy of such notice of redemption has been provided by the Company to Parent.

(z)                Other Representations. The Company hereby makes the representations and warranties set forth on Section 3.1(z) of the Company Disclosure Letter.

(aa)              No Additional Representations. Except for the representations and warranties contained in Section 3.2 or in any certificate or instrument delivered in connection with this Agreement, the Company acknowledges and agrees that neither Parent nor any Subsidiary or Representative of Parent makes, and the Company acknowledges and agrees that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or its Subsidiaries or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available or that will be made available to the Company or to the Company’s Subsidiaries and Representatives in connection with the transactions contemplated by this Agreement. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Subsidiaries have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Section 3.2                 Representations and Warranties of Parent and Merger Sub. Except (x) as set forth in the applicable subsection of Section 3.2 of the disclosure letter delivered to the Company by Parent and Merger Sub immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any matter disclosed pursuant to any subsection of Section 3.2 of the Parent Disclosure Letter shall be deemed to be disclosed pursuant to any other subsection of this Section 3.2 to the extent the relevance of such disclosure to such other subsection of this Section 3.2 is reasonably apparent on the face of such disclosure) or (y) as disclosed in the Parent SEC Documents filed with the SEC since December 31, 2018 and publicly available prior to the date hereof other than any disclosure in any “risk factor” or “forward looking statements” sections of any other disclosures in any Parent SEC Document or any other disclosures to the extent they are not statements of fact or are cautionary, predictive or forward-looking in nature; provided that clause (y) will not apply to the representations and warranties contained in Section 3.2(a), Section 3.2(b), Section 3.2(c)(i), Section 3.2(j) and Section 3.2(l), each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

(a)               Organization, Standing and Power. Parent is duly organized, validly existing and in good standing under the laws of the State of Delaware and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each Significant Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership or limited liability company (as the case may be) power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, has not had and would not reasonably be expected to, individually or in the aggregate, (i) have a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger. Parent and each of its Significant Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as has not had and would not reasonably be expected to, individually or in the aggregate, (i) have a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger. Parent has previously made available to the Company a true and complete copy of the Organizational Documents of Parent and Merger Sub as in effect as of the date hereof. Parent’s and Merger Sub’s Organizational Documents are in full force and effect, and Parent and Merger Sub are not in violation of their Organizational Documents.

(b)               Capital Structure.

(i)                As of the date hereof, the authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.01, of Parent (“Parent Preferred Stock”). From the date hereof until immediately prior to the Effective Time, all of the equity interests of Merger Sub shall be owned, directly or indirectly, by Parent. As of the close of business on June 25, 2021 (the “Parent Capitalization Date”), (A) 375,197,620 shares of Parent Common Stock were issued and outstanding (including 256,523 shares underlying restricted shares of Parent Common Stock), (B) no shares of Parent Preferred Stock were issued and outstanding, (C) 5,197,884 shares of Parent Common Stock were reserved for issuance under the Parent Equity Plans, (D) 4,033 shares of Parent Common Stock were held in Parent’s treasury, (E) options to purchase 3,850,422 shares of Parent Common Stock were outstanding (“Parent Stock Options”) and (F) no shares of Parent capital stock were held by Subsidiaries of Parent. All the outstanding shares of Parent Common Stock and Parent Preferred Stock are, and all shares of Parent Common Stock that may be issued prior to the Effective Time or in connection with the Merger pursuant to Section 2.1(a) shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. Except as set forth in the foregoing provisions of this Section 3.2(b)(i), as of the date hereof: (A) Parent does not have any shares of capital stock or other equity interests issued or outstanding other than shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date as a result of the exercise of Parent Stock Options outstanding as of the Parent Capitalization Date, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Parent or any of its Subsidiaries is a party or otherwise bound obligating Parent or any of its Subsidiaries to (1) issue, transfer or sell any shares of capital stock of Parent or securities convertible into or exchangeable for such shares (in each case other than to Parent or a wholly owned Subsidiary of Parent); or (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment. As of the date hereof, the authorized capital of Merger Sub consists of 100% membership interests.

(ii)              As of the date hereof, there are no agreements or commitments obligating Parent or any of its Subsidiaries to redeem or otherwise acquire any shares of capital stock or other equity interests of Parent. No Voting Debt of Parent or any of its Subsidiaries is issued or outstanding.

(iii)            There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent.

(c)               Authority; No Violation.

(i)                Parent and Merger Sub have all requisite organizational power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the performance by Parent of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent and all other necessary corporate action on the part of Parent, other than the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the performance by Merger Sub of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the managing member of Merger Sub and all other necessary organizational action on the part of Merger Sub, other than the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, and no other organizational proceedings on the part of Merger Sub or approvals of the equityholder of Merger Sub are necessary to authorize this Agreement or the transactions contemplated hereby that have not already been taken.

This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes, subject to execution by the Company, a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto).

(ii)              The execution and delivery by Parent and Merger Sub of this Agreement does not, and, except as described in Section 3.2(c)(iii), the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by Parent and Merger Sub will not (A) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, permit, concession, franchise or right binding upon Parent or any Subsidiary of Parent or result in the creation of any Lien upon any of the properties or assets of Parent or any Subsidiary of Parent, other than Permitted Liens, (B) conflict with or result in any violation of any provision of the Organizational Documents of Parent, Merger Sub or any Subsidiary of Parent or (C) conflict with or result in any violation of any Laws applicable to Parent or any Subsidiary of Parent or any of their respective properties or assets, other than in the case of clauses (A), (B) (with respect to Subsidiaries of Parent) and (C), as has not had and would not reasonably be expected to, individually or in the aggregate, (x) have a Parent Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger.

(iii)            Except for (A) the applicable requirements, if any, of Blue Sky Laws, (B) required filings or approvals under the Exchange Act and the Securities Act, (C) any filings or approvals required under the rules and regulations of the NYSE and (D) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the Office of the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)               SEC Documents; Financial Statements; No Undisclosed Liabilities.

(i)                Parent has timely filed with or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2018, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Parent SEC Documents”). As of their respective dates, the Parent SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied, and each Parent SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, that the representations and warranties set forth in Section 3.1(e) are true and correct) will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Parent, none of the Parent SEC Documents is as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, Parent has not received any comments from the SEC with respect to any of the Parent SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting Parent that have not been addressed. Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the applicable listing and corporate governance rules and regulations of the NYSE.

(ii)              The audited consolidated and unaudited consolidated financial statements of Parent included in the Parent SEC Documents complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing), in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(iii)             Parent has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15 and 15d–15 of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting. Parent (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15 and 15d–15 of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company, Parent’s outside auditors and the audit committee of the Board of Directors of Parent (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent internal control over financial reporting. Since December 31, 2018, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed. Since December 31, 2018 to the date of this Agreement, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NYSE and neither Parent nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(iv)             Since December 31, 2018 to the date of this Agreement, neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any Representative of Parent or any of its Subsidiaries has received any written (or to the knowledge of the Parent, oral) complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2018, including any complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(v)              There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (A) liabilities or obligations reflected or reserved against in Parent’s most recent balance sheet or in the notes thereto contained in the Parent SEC Documents filed with the SEC prior to the date of this Agreement; (B) liabilities or obligations incurred in the ordinary course of business since the date of such balance sheet; (C) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(vi)             Neither Parent nor any Subsidiary of Parent is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between Parent or any Subsidiary of Parent, on the one hand, and any unconsolidated Affiliate of Parent or any Subsidiary of Parent, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off balance sheet arrangements, where the result, purpose or effect of such contract is to avoid public disclosure of any material transaction involving, or material liabilities of, Parent or any Subsidiary of Parent or any of their financial statements.

(e)                Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the time of the meeting of the Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus, as applicable.

(f)                Legal Proceedings. There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Parent, threatened, against or affecting Parent or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to, individually or in the aggregate, (i) have a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger; provided, that to the extent any such representations or warranties in the foregoing clauses (i) and (ii) pertain to any suit, action, investigation or proceeding that relates to the negotiation or performance of this Agreement or the consummation of any of the transactions contemplated hereby, such representations and warranties are made only as of the date hereof. There is no judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to, individually or in the aggregate, (A) have a Parent Material Adverse Effect or (B) prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger; provided, that to the extent any such representations or warranties in the foregoing clauses (A) and (B) pertain to any judgment, decree, injunction or order that relates to the negotiation or performance of this Agreement or the consummation of any of the transactions contemplated hereby, such representations and warranties are made only as of the date hereof.

(g)               Compliance with Laws. Parent and each of its Subsidiaries are in compliance with all Laws applicable to any of them or their respective operations, except to the extent that failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice since December 31, 2018 asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved, except for such failures as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h)               Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (other than with respect to the representations set forth in Section 3.2(h)(i)):

(i)                Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger (for the avoidance of doubt, regardless of Structure Election pursuant to Section 1.1(a)) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) as of immediately prior to the Effective Time, (A) in the event of the Forward Merger, Merger Sub is treated for U.S. federal and state income Tax purposes as a disregarded entity, a QRS or a TRS and (B) in the event of the Reverse Merger, Merger Sub is treated for U.S. federal and state income Tax purposes as an entity that is not a disregarded entity or a QRS and Parent owns control of Merger Sub (within the meaning of Section 368(c) of the Code); and

(ii)              Parent (A) for all taxable years commencing with its taxable year ended December 31, 2017 through and including its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for all such taxable years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate through the Effective Time in such a manner so as to so qualify for the taxable year that will include the consummation of the Merger and (C) has not taken or omitted to take any action that could reasonably be expected to result in Parent’s failure to qualify as a REIT or a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the knowledge of the Parent, threatened.

(i)                 Absence of Certain Changes. Since March 31, 2021, there have been no Effects which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(j)                 Board Approval. The Board of Directors of Parent, by resolutions duly adopted by unanimous vote, has approved and adopted this Agreement and declared this Agreement and the transactions contemplated hereby, including each of the Mergers and the issuance of Parent Common Stock in connection with the Merger (the “Parent Stock Issuance”), to be advisable and in the best interests of Parent and its stockholders. The managing member of Merger Sub, by unanimous written consent, has approved and adopted this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, to be advisable and in the best interests of Merger Sub and its equity holder.

(k)                Investment Company Act of 1940. Neither Parent nor any Subsidiary of Parent is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(l)                 Brokers or Finders. Neither Parent nor any of its Affiliates has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has engaged Centerview Partners LLC as its financial advisor.

(m)              Activities of Merger Sub. Merger Sub was formed on June 25, 2021 solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has engaged in no other business activities, has no liabilities or obligations and has conducted its operations only as contemplated hereby.

(n)               Other Representations. Parent hereby makes the representations and warranties set forth on Section 3.2(n) of the Parent Disclosure Letter.

(o)               No Additional Representations. Except for the representations and warranties contained in Section 3.1 or in any certificate or instrument delivered in connection with this Agreement, Parent acknowledges that neither the Company nor any Subsidiary or Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available or that will be made available to Parent or to Parent’s Subsidiaries and Representatives in certain “virtual data rooms” or management presentations in connection with the transactions contemplated by this Agreement. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. Parent and Merger Sub each specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Subsidiaries have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1                 Covenants of the Company.

(a)               From and after the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or required by this Agreement, (ii) set forth in Section 4.1 of the Company Disclosure Letter, (iii) required by applicable Law or (iv) with Parent’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course in all material respects and to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, managers, operators, distributors, creditors, lessors and tenants, and shall maintain the status of the Company (and any of its applicable Subsidiaries) as a REIT (provided that in no event shall the Company be required to change its practices, classifications or tax positions as of the date of this Agreement as a result of this clause (a) in order to maintain its REIT status absent changes in applicable Law) provided that (i) no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 4.1(b)(i) through 4.1(b)(xxix) shall be deemed to be a breach of this Section 4.1(a) and (ii) any failure to take any action prohibited by Section 4.1(b)(i) through 4.1(b)(xxix) shall not be deemed a breach of this Section 4.1(a); and provided, further that this Section 4.1(a) shall not prohibit the Company or its Subsidiaries from taking commercially reasonable actions in response to the actual or anticipated effects of COVID-19 or any COVID-19 Measures (subject, in the case of this second proviso, to consultation with Parent in advance of taking such actions to the extent reasonably practicable).

(b)               From and after the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or required by this Agreement, (ii) set forth in Section 4.1 of the Company Disclosure Letter, (iii) required by applicable Law, or (iv) with Parent’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(i)                amend any of its Organizational Documents or waive any provision thereunder (whether by merger, consolidation or otherwise);

(ii)              split, combine, subdivide or reclassify any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (other than any wholly owned Subsidiary of the Company);

(iii)             enter into any new material line of business or create any new operating partnerships or Significant Subsidiaries;

(iv)             declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries or other equity securities or ownership interests in the Company or any of its Subsidiaries, except for (A) the declaration and payment by the Company of dividends on Company Common Stock pursuant to, and in accordance with, Section 5.9, (B) the declaration and payment by the Company of quarterly cash dividends on the outstanding shares of Company Preferred Stock as and when required by the Certificate of Designation therefor, and (C) the declaration and payment of dividends or other distributions to the Company or a wholly owned Subsidiary of the Company by any direct or indirect wholly owned Subsidiary of the Company;

(v)              except for (A) issuances of shares of Company Common Stock upon the exercise or settlement of Company Equity Awards in accordance with the terms of the Company Equity Plans and awards as in effect on the date of this Agreement and the terms of this Agreement, and (B) issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of the Company, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries, any Voting Debt, any stock appreciation rights, stock options, restricted shares or other equity-based awards (whether discretionary, formulaic or automatic grants and whether under the Company Equity Plans or otherwise) or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or equity interests or Voting Debt, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, such shares or other equity interests or Voting Debt, or enter into any agreement with respect to any of the foregoing;

(vi)         repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any securities convertible into or exercisable for any such shares of capital stock or other equity interests, except (A) for acquisitions of shares of Company Common Stock tendered by holders of Company Equity Awards in accordance with the terms of the Company Equity Plan and awards as in effect on the date of this Agreement in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or transactions solely between the Company and a wholly owned Subsidiary of the Company or wholly owned Subsidiaries of the Company, (B) as may be required to effect the Preferred Redemption under the Certificate of Designation for the Company Preferred Stock and (C) acquisitions of shares of capital stock of the Company pursuant to Article XI of the Company’s amended and restated certificate of incorporation;

(vii)       liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company or any of its Subsidiaries), or adopt any plan or resolution, or take any other action providing for any of the foregoing other than the winding up and dissolution of dormant Subsidiaries of the Company;

(viii)      acquire (whether by means of merger, share exchange, consolidation, tender or exchange offer, acquisition of securities or assets, partnership, joint venture or otherwise) (A) any securities, equity interests or assets comprising a business or any corporation, partnership, association or other business organization or division thereof, or engage in any mergers, consolidations or business combinations or (B) any real property or other material assets with a fair market value or purchase price in excess of $1 million individually or $2 million in the aggregate for all such acquisitions, in each case of this clause (viii) other than transactions solely between the Company and a wholly owned Subsidiary of the Company or among wholly owned Subsidiaries of the Company;

(ix)        sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, or voluntarily exercise any purchase or sale rights or rights of first offer, except (A) transactions solely between the Company and a wholly owned Subsidiary of the Company or among wholly owned Subsidiaries of the Company, (B) dispositions of immaterial personal property no longer useful to the Company in the ordinary course of business, (C) any encumbrances that constitute a Permitted Lien and (D) sales, leases, assignments or dispositions with a fair market value and sale price of less than $1 million individually and $2 million in the aggregate for all such transactions;

(x)          replace, renew, make any material changes to or terminate the insurance policies that the Company and its Subsidiaries have obtained and maintain as of the date hereof, except for (a) any termination or renewal in accordance with the terms of any existing insurance policies that occurs automatically without any action (other than ministerial actions) by the Company or any of its Subsidiaries or (b) renewals of such insurance policies on substantially the same coverage terms at then applicable market rates;

(xi)         incur, create, assume, refinance, prepay or replace any Indebtedness or issue or amend or modify the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Subsidiary of the Company), except (A) revolving Indebtedness incurred under the Company Credit Facilities not to exceed $10 million in aggregate principal amount at any time outstanding, (B) Indebtedness of any wholly owned Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company and (C) the repayment of any Indebtedness at its scheduled maturity or expiration of the applicable term;

(xii)       [Reserved];

(xiii)       incur, assume, guarantee or otherwise become liable for, modify in any material respects the terms of or terminate (other than at the maturity or expiration of such instruments or arrangements in accordance with their respective terms) any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements);

(xiv)       redeem, repurchase, defease or prepay any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) other than at the maturity or expiration of such instruments or arrangements in accordance with their respective terms;

(xv)       make any material change in its methods of financial accounting or financial accounting policies, except as required by changes in GAAP (or any interpretation thereof) or in applicable Law or SEC rules;

(xvi)      make, or enter into any Contract providing for, any capital expenditure, except (A) as set forth in the Company’s capital budget set forth on Section 4.1(b)(xvi) of the Company Disclosure Letter and (B) capital expenditures not to exceed 10% of such capital budget in the aggregate incurred in the ordinary course of business consistent with past practice; provided that, in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident, the Company may make further capital expenditures in the ordinary course of business consistent with past practice to the extent that the Company reasonably determines such expenditures are necessary to repair or replace such facilities, properties or assets;

(xvii)     enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract or Material Company Lease (or any Contract that, if existing as of the date of this Agreement, would be an Company Material Contract or Material Company Lease), except for (A) any termination or renewal in accordance with the terms of any existing Company Material Contract or Material Company Lease that occurs automatically without any action by the Company or any of its Subsidiaries or (B) any waiver, release or compromise of rights or claims under a Contract made in the ordinary course of business consistent with past practice that is not material to the Company and its Subsidiaries or, in the case of a Contract that primarily relates to the management of any Company Property or a Material Company Lease, the relevant Company Property subject thereto; provided, that this Section 4.1(b)(xvii) shall not prohibit or restrict the Company or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements a transaction of a type that is expressly permitted by an exception to any of Section 4.1(b)(i) through 4.1(b)(xxix);

(xviii)    [Reserved];

(xix)       [Reserved];

(xx)        make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, (B) loans or advances required to be made under any Company Lease, (C) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice or (D) the extension of trade credit in the ordinary course of business consistent with past practice;

(xxi)       take any action, or fail to take any action, which would reasonably be expected to cause the Company (or any of its applicable Subsidiaries) to fail to qualify as a REIT (provided that in no event shall the Company be required to change its practices, classifications or tax positions as of the date of this Agreement as a result of this clause (xxi) absent changes in applicable Law) or, except pursuant to a request by Parent pursuant to Section 5.11(d), change any of the U.S. federal income tax classifications as set forth on Section 3.1(h)(xiii) of the Company Disclosure Letter;

(xxii)      take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger (for the avoidance of doubt, regardless of the Structure Election pursuant to Section 1.1(a)) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xxiii)     make, change or rescind any material election relating to Taxes (it being understood, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment, file any material Tax Return that is materially inconsistent (other than as a result of any change in (or enactment of any new) applicable Tax law) with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendment prior to the date hereof), enter into any material closing agreement related to Taxes, consent (other than in the ordinary course of business) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or surrender any right to claim any material refund of Taxes, except in each case as necessary or appropriate, as determined in good faith by the Company, to (A) preserve the Company’s qualification as a REIT under the Code, or (B) preserve the status of any Subsidiary of the Company as a partnership or disregarded entity for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xxiv)     waive, release, assign, settle or compromise any claim, suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other), other than waivers, releases, assignments, settlements or compromises that (A) involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $250,000 individually or $1 million in the aggregate, (B) do not involve the imposition of injunctive relief against or other obligations (other than to pay such monetary damages or customary confidentiality and de minimis contractual obligations in the applicable compromise or settlement agreement that are incidental to an award of monetary damages thereunder) on the Company or any of its Subsidiaries or the Surviving Company following the Effective Time, and (C) do not provide for any admission of any liability by the Company or any of its Subsidiaries;

(xxv)      except as required by any Company Benefit Plan in effect as of the date hereof, (A) increase the compensation, bonus or pension, welfare, severance or other benefits payable or provided to, or grant any cash- or equity-based awards (including Company Equity Awards) or long-term cash awards to, any current or former directors, employees or other individual service providers of the Company or any of its Subsidiaries, (B) grant or provide any change of control, severance or retention payments or benefits to any director, employee or other individual service provider of the Company or any of its Subsidiaries, (C) establish, adopt, enter into or materially amend any Company Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof, (D) enter into or amend any collective bargaining agreement or similar agreement, (E) hire, promote or terminate the employment (other than for cause) of any employee of the Company or any of its Subsidiaries, other than the hiring or promotion of an employee of the Company or any of its Subsidiaries in the ordinary course of business to fill a vacancy that arises due to an employee departure after the date of this Agreement, which hiring and promotion would be subject to the other restrictions set forth in this Section 4.1(b)(xxv) and with base compensation and benefits no greater than the base compensation and benefits provided to the departed employee that created the vacancy, or (F) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Company Benefit Plan;

(xxvi)     enter into any Contract with, or engage in any transaction with, any of its (A) Affiliates (other than its Subsidiaries), (B) directors or (C) stockholders that, in the case of clause (C), to the knowledge of the Company, beneficially own more than 5% of the outstanding Company Common Stock (or known Affiliates of any of the foregoing (other than the Company’s Subsidiaries)), other than transactions with directors and officers in the ordinary course of business consistent with past practice as long as such transactions are applicable for all directors or all officers, respectively, and other than as expressly permitted by the foregoing clause (xxv);

(xxvii)    enter into, amend or modify any Tax Protection Agreement, or take any action or fail to take any action that would give rise to a material liability with respect to any Tax Protection Agreement to which the Company or any of its Subsidiaries is a party;

(xxviii)   adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement with respect to Parent or any of its Affiliates; or

(xxix)     agree to, or make any commitment to, take, or authorize, any of the actions prohibited or restricted by this Section 4.1.

(c)        Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 5.9, nothing in this Agreement shall prohibit or restrict the Company or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code and avoid to the extent possible the incurrence of entity level income or excise Tax, in each case for any period or portion thereof ending on or prior to the Effective Time (including paying a REIT Dividend).

(d)        The Company shall (i) use its reasonable best efforts to obtain the opinions of counsel described in Section 6.2(c) and Section 6.3(c), (ii) deliver to Cravath, Swaine & Moore LLP (or another nationally recognized law firm reasonably satisfactory to the Company) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate (including, in the case of a Reverse Merger, the representations and warranties set forth on Section 3.1(z) of the Company Disclosure Letter) to enable Cravath, Swaine & Moore LLP (or, if applicable, such other nationally recognized law firm) to render the opinion described in Section 6.3(c) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) (a “Company Tax Representation Letter”); and (iii) deliver to a nationally recognized law firm reasonably satisfactory to the Company (“Company’s REIT Counsel”), and a nationally recognized law firm reasonably satisfactory to Parent (“Parent’s REIT Counsel”) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable the Company’s REIT Counsel to render the opinion described in Section 6.2(c) and to enable Parent’s REIT Counsel to deliver the opinion described in Section 6.3(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

Section 4.2         Covenants of Parent.

(a)        From and after the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or required by this Agreement, (ii) set forth in Section 4.2 of the Parent Disclosure Letter, (iii) required by applicable Law, or (iv) with the Company’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), each of Parent and Merger Sub shall not, and shall cause its Subsidiaries not to:

(i)          amend any Organizational Documents of Parent or waive any provision thereunder (whether by merger, consolidation or otherwise) in a manner that would materially and adversely affect the rights of the holders of the Parent Common Stock or would prevent, materially delay or materially impair the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the transactions contemplated hereby;

(ii)         split, combine, subdivide or reclassify any shares of capital stock or other equity interests of Parent;

(iii)        declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or other equity securities or ownership interests in Parent, except for the declaration and payment by Parent of dividends on Parent Common Stock pursuant to, and in accordance with, Section 5.9;

(iv)        repurchase, redeem or otherwise acquire any shares of capital stock of Parent, except (A) for acquisitions of shares of Parent Common Stock tendered by holders of equity awards under the Parent Equity Plans in accordance with the terms of the Parent Equity Plan as such awards are in effect on the date of this Agreement in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or transactions solely between Parent and a wholly owned Subsidiary of Parent or wholly owned Subsidiaries of Parent, (B) acquisitions of shares of capital stock of Parent pursuant to Article IX of Parent’s amended and restated certificate of incorporation and (C) in de minimis amounts;

(v)         take any action, or fail to take any action, which would reasonably be expected to cause Parent to fail to qualify as a REIT (provided that in no event shall Parent be required to change its practices, classifications or tax positions as of the date of this Agreement as a result of this clause (v) absent changes in applicable Law), or take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger (for the avoidance of doubt, regardless of the option selected between the Forward Merger and the Reverse Merger by Parent pursuant to Section 1.1(a) and, in the event of a Forward Merger, regardless of whether Merger Sub is treated for U.S. federal and state income Tax purposes as a disregarded entity, a QRS or a TRS) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(vi)        liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of Parent or any of its Subsidiaries), or adopt any plan or resolution, or take any other action providing for any of the foregoing, in each case with respect to Parent; or

(vii)       agree to, or make any commitment to, take, or authorize, any of the actions prohibited or restricted by this Section 4.2.

(b)        Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit or restrict Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of Parent, upon advice of counsel to Parent, is reasonably necessary for Parent to maintain its qualification as a REIT under the Code and avoid to the extent possible the incurrence of entity level income or excise Tax, in each case for any period or portion thereof ending on or prior to the Effective Time (including paying a REIT Dividend).

(c)        Parent shall (i) use its reasonable best efforts to obtain the opinion of counsel described in Section 6.3(d), (ii) deliver to Cravath, Swaine & Moore LLP (or other nationally recognized law firm reasonably satisfactory to the Company) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate (including, in the case of a Reverse Merger, the representations and warranties set forth on Section 3.2(n) of the Parent Disclosure Letter) to enable Cravath, Swaine & Moore LLP (or, if applicable, such other nationally recognized law firm) to render the opinion described in Section 6.3(c) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) (a “Parent Tax Representation Letter”); and (iii) deliver to Parent’s REIT Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Parent’s REIT Counsel to render the opinion described in Section 6.3(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

Article V

ADDITIONAL AGREEMENTS

Section 5.1         Preparation of Proxy Statement/Prospectus; Stockholders Meeting.

(a)        As promptly as reasonably practicable following the date of this Agreement (it being agreed that the Parties shall use their commercially reasonable efforts to make the initial filing of the Form S-4 by no later than 30 days from the date of this Agreement), (i) the Company and Parent shall jointly prepare the proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the Company stockholders at the Company Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”), which shall be filed promptly by the Company with the SEC in definitive form once the Form S-4 has been declared effective by the SEC, and (ii) Parent shall (with the Company’s cooperation) prepare and cause to be filed with the SEC a registration statement on Form S-4 (of which the Proxy Statement/Prospectus shall be a part) with respect to the Parent Stock Issuance (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of Parent and the Company shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other, including all information necessary for the preparation of pro forma financial statements by Parent (if such pro forma financial statements are required), and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus. Other than with respect to any document or response specifically and primarily relating to a Company Adverse Recommendation Change (or any portion of any other document or response that relates to a Company Adverse Recommendation Change) made in accordance with Section 5.4(d) or Section 5.4(e), prior to filing the Form S-4 (or any amendment or supplement thereto) or filing or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or responses), and Parent and the Company will provide the other with a copy of all such filings made with the SEC. Parent and the Company shall use reasonable best efforts to have the Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments and advise the other of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 (or any amendment or supplement thereto) received from the SEC other than to the extent such comments are made with respect to a document specifically and primarily relating to a Company Adverse Recommendation Change (or any portion of any other document that relates to a Company Adverse Recommendation Change) made in accordance with Section 5.4(d) or Section 5.4(e). Parent and the Company shall use their reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger, and each of Parent and the Company shall furnish all information concerning it, its Affiliates and the holders of its capital stock as may be reasonably requested in connection with any such action. Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4. If, at any time prior to the Effective Time, any information relating to Parent or the Company, or their respective Affiliates, officers or directors, should be discovered by either Parent or the Company, and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of the Company.

(b)        The Company shall duly take all lawful action to establish a record date for, call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date on which the Form S-4 is declared effective (the “Company Stockholders Meeting”) for the purpose of obtaining the Company Required Vote (with the date initially set for the Company Stockholders Meeting being no more than 45 days following such effective date). The Company and the Company Board shall not propose any matters to be voted on at the Company Stockholders Meeting other than the matters contemplated by this Agreement in connection with the Company Required Vote (and matters of procedure and matters required by applicable Law to be voted on by the stockholders of the Company in connection therewith). Unless the Company Board has made a Company Adverse Recommendation Change in accordance with Section 5.4(d) or Section 5.4(e), the Company and the Company Board shall use their reasonable best efforts to obtain from the stockholders of the Company the Company Required Vote and conduct any proxy solicitation exercise and undertake any other steps as may reasonably be requested by Parent to assist in obtaining the Company Required Vote. Unless the Company Board has made a Company Adverse Recommendation Change in accordance with Section 5.4(d) or Section 5.4(e)), the Company Board will recommend to the Company’s stockholders the adoption of this Agreement (the “Company Board Recommendation”). The Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent; provided, however, that if, on or prior to the date for which the Company Stockholders Meeting is scheduled (as it may be postponed or adjourned in accordance with this Section 5.1(b)), (i) the Company has not received and reasonably does not expect that it will receive proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Required Vote, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholders Meeting; provided that the Company Stockholders Meeting is not postponed or adjourned to a date that is (x) more than 10 Business Days after it is then scheduled, (y) more than 60 days after the date for which the Company Stockholders Meeting was originally scheduled or (z) less than 10 Business Days prior to the Outside Date (excluding any adjournments or postponements required by applicable Law) or (ii) the Company or Parent has determined that it is necessary to pay a REIT Dividend pursuant to Section 5.9 but is unable to notify the other Party thereof on or before the date that is 10 Business Days prior to the then-scheduled Company Stockholders Meeting, then Company shall be permitted to postpone or adjourn the Company Stockholders Meeting until a date that is not later than 10 Business Days after such determination is made in order to enable the Party intending to pay such REIT Dividend to submit such notice to the other Party and publicly announce such determination; provided that the Company Stockholders Meeting is not postponed or adjourned to a date that is less than 10 Business Days prior to the Outside Date (excluding any adjournments or postponements required by applicable Law). The Company shall keep Parent informed on a reasonably regular basis upon a request by Parent or its Representatives, during the period between the mailing of the Proxy Statement/Prospectus and the date of the Company Stockholders Meeting, of the number of valid proxy votes received in respect of the matters to be proposed at the Company Stockholders Meeting (with the number of valid proxy votes for and against being separately identified in respect of each such matter). Notwithstanding anything to the contrary in this Agreement, unless this Agreement shall have been terminated in accordance with Section 7.1, the Company shall hold the Company Stockholders Meeting pursuant to this Section 5.1 and submit this Agreement to its stockholders for a vote on the adoption thereof.

Section 5.2         Access to Information. Upon reasonable notice, and at the reasonable request of Parent, the Company shall (and shall cause its Subsidiaries to) afford to the Representatives of Parent, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties (other than for purposes of invasive testing), books, contracts, records and Representatives (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement or, except as expressly provided in Section 5.4, to any Acquisition Proposal) in anticipation or furtherance of the consummation of the transactions contemplated hereby (including for integration planning); provided, that neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose such information where such access or disclosure would (a) violate or materially prejudice the rights of its tenants, operators or customers, jeopardize the attorney-client privilege of the institution in possession or control of such information, result in the disclosure of any valuations of the Company in connection with the transactions contemplated by this Agreement or any other strategic alternatives, (b) be for the purpose of disclosure of such information in any litigation or other legal proceeding between the Parties or (c) contravene any Law or binding agreement entered into prior to the date of this Agreement; provided, further, that the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions in clauses (a) or (c) apply (including (x) using commercially reasonable efforts to obtain any required consent from any Third Party and (y) redacting such information (A) to remove references concerning valuation, (B) as necessary to comply with any Contract or Law and (C) as necessary to address reasonable concerns regarding attorney-client or confidentiality or the rights of such tenants, operators or customers) and to provide such information as to the applicable matter as can be conveyed. No such investigation by Parent shall affect the representations and warranties of the Company. The terms of the Confidentiality Agreement shall apply to any information and access provided pursuant to this Section 5.2. Notwithstanding anything in this Section 5.2 to the contrary, (i) any physical access to the properties, offices, personnel or other information of the Company and its Subsidiaries may be limited to the extent the Company in good faith determines, in light of COVID-19 or any COVID-19 Measures, that such access would reasonably be expected to jeopardize the health and safety of any employee of the Company or its Subsidiaries (provided, that the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without jeopardizing the health and safety of such employees or violating such COVID-19 Measures) and (ii) nothing in this Section 5.2 shall be construed to require the Company, any of its Subsidiaries or any of their Representatives to prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available.

Section 5.3         Efforts; Notice of Certain Events.

(a)        Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) use its reasonable best efforts to cooperate with the other Party in determining which filings are required to be made prior to the Closing with, and which consents, clearances, approvals, permits or authorizations are required to be obtained prior to the Closing from, any Governmental Entity or any other Person in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and in timely making all such filings, (ii) promptly furnish the other Party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other Party may reasonably request in connection with their preparation of necessary filings, registrations and submissions of information to any Governmental Entity, (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any applicable Laws by any Governmental Entity, and (iv) take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and cause the expiration or termination of the applicable waiting periods with respect to the Merger and the other transactions contemplated by this Agreement under any applicable Laws as promptly as practicable.

(b)        Each of the Parties shall, in connection with the efforts referenced in Section 5.3(a), (i) use its reasonable best efforts to cooperate in all respects with each other in connection with any investigation or other inquiry, including any suit, action, investigation or proceeding initiated by a private party; (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Entity, or from any other Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger and the other transactions contemplated by this Agreement, and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other Party with any written notices or other communications received by such Party from, or given by such Party to, any Governmental Entity and of any communication received or given in connection with any suit, action, investigation or proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Party, to the extent practicable under the circumstances, to review in draft form any proposed substantive communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other, to the extent practicable under the circumstances, in advance of any in-person or telephonic or video meeting or conference with any Governmental Entity or, in connection with any suit, action, investigation or proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement and or any of the transactions contemplated hereby unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws.

(c)        In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws as promptly as reasonably practicable after they arise and in any event prior to the Outside Date, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed). The Parties shall jointly control the defense of any such lawsuits or other legal proceedings.

(d)        Parent, Merger Sub and the Company shall reasonably cooperate with each other and use their respective reasonable best efforts to take such actions as the other may reasonably request to obtain any consents from any third parties (excluding any Governmental Entity) as may be reasonably required to consummate the Merger or the other transactions contemplated by this Agreement; provided that Parent, Merger Sub and the Company shall not be required to, and shall not without the other Party’s written approval (not to be unreasonably withheld, conditioned or delayed), incur any expenses or liabilities in order to obtain such consents.

(e)        Each of the Company, the Company Board, Parent and the Board of Directors of Parent shall, if any Takeover Law becomes applicable to this Agreement, the Merger or any other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.4         Non-Solicitation; Change in Recommendation.

(a)        From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except as otherwise set forth in this Section 5.4, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives not to, directly or indirectly, (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or any such inquiry, indication of interest, proposal, offer or request or (B) furnish to any Third Party any information in connection with any Acquisition Proposal or any such inquiry, indication of interest, proposal offer or request, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (iv) recommend or approve or publicly propose to recommend, adopt or approve any Acquisition Proposal, (v) withhold or withdraw, or qualify, amend or modify in a manner adverse to Parent or Merger Sub (or publicly propose to withhold or withdraw, or qualify, amend or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, or resolve or agree to take any such action, (vi) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (vii) take any affirmative actions to make any applicable “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations (“Takeover Laws”) or any applicable provisions of the Organizational Documents of the Company inapplicable to any Acquisition Proposal or (viii) resolve or agree to do any of the foregoing (any of the foregoing clauses (iv)-(vi) or clause (viii) (to the extent relating to clauses (iv)-(vi), a “Company Adverse Recommendation Change”).

(b)        The foregoing notwithstanding, if at any time before the time the Company Required Vote is obtained, the Company Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that has not resulted from a Willful Breach of this Section 5.4, the Company Board, directly or indirectly through its Representatives, may, if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, subject to compliance with Section 5.4(c), (A) engage in negotiations or discussions with such Third Party and its Representatives and financing sources and (B) furnish to such Third Party and its Representatives and financing sources information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent the Company from complying with its obligation to provide disclosure to Parent pursuant to this Section 5.4 and (2) contains provisions that, in each case, are not materially less favorable to the Company than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement shall be required to contain any standstill or similar provisions) (such a confidentiality agreement, an “Acceptable Confidentiality Agreement”), a copy of which Acceptable Confidentiality Agreement shall be provided to Parent promptly after its execution; provided, that all such information (to the extent that such information is non-public and has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party.

(c)        The Company shall notify Parent as promptly as practicable (but in no event later than 24 hours) after receipt by the Company or any of its Subsidiaries or, to the knowledge of the Company, any of its or their Representatives of any Acquisition Proposal, any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries in connection with any such Acquisition Proposal, inquiry, indication of interest, proposal or offer, which notice shall be provided in writing and shall identify the Person(s) making, and the material terms and conditions of, any such Acquisition Proposal, inquiry, indication of interest, proposal offer or request (and shall include unredacted copies of any written proposals, indications of interest, draft agreements and other written materials relating to the financial terms or other material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request exchanged between the Company or any of its Subsidiaries or Representatives and the Person(s) making such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request or any of its Affiliates or its or their Representatives). The Company shall thereafter (i) keep Parent reasonably informed, on a reasonably current basis, of any material developments (including material oral communications relating to the terms and conditions of any Acquisition Proposal) or changes in the status and details (including any changes to the type and amount of consideration) of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to Parent unredacted copies of any written proposals, indications of interest, draft agreements and other written materials relating to the financial terms or other material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request exchanged between the Company or any of its Subsidiaries or Representatives and the Person(s) making such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request or any of its Affiliates or its or their Representatives.

(d)        Anything in this Section 5.4 to the contrary notwithstanding, prior to the time the Company Required Vote is obtained, if the Company Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that has not been withdrawn and that has not resulted from a Willful Breach of this Section 5.4 and the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action in response to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, the Company Board may, subject to compliance with this Section 5.4(d), make a Company Adverse Recommendation Change; provided, that (A) the Company shall first notify Parent and Merger Sub in writing at least four Business Days before taking such action that the Company intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to the Company) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the Person(s) making any such Acquisition Proposal), (B) the Company and its Representatives shall negotiate in good faith with Parent, Merger Sub and their Representatives during such four Business Day notice period, to the extent Parent and Merger Sub wish to negotiate and make themselves reasonably available to negotiate, to enable Parent and Merger Sub to jointly propose revisions to the terms of this Agreement, (C) upon the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement committed to in a binding written proposal by Parent and Merger Sub, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Superior Proposal would nevertheless continue to constitute a Superior Proposal if such revisions proposed by Parent and Merger Sub were to be given effect and that the failure to take such action in response to such Superior Proposal would continue to be inconsistent with its fiduciary duties under applicable Law and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Superior Proposal (including as a result of any proposed amendment to the terms of this Agreement in response to such Superior Proposal), the Company shall, in each case, have delivered to Parent and Merger Sub an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be two Business Days (instead of four Business Days), during which time the Company shall be required to comply with the requirements of this Section 5.4(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.

(e)        Anything in Section 5.4(a) to the contrary notwithstanding, at any time prior to the time the Company Required Vote is obtained, the Company Board may make a Company Adverse Recommendation Change of the type described in clauses (v), (vi) or (viii) (to the extent relating to the foregoing clauses (v) or (vi)) of the definition thereof in response to an Intervening Event if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel that the failure to make such Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; provided, that (i) the Company shall first notify Parent and Merger Sub in writing at least four Business Days before taking such action that the Company intends to take such action, which notice shall include a reasonably detailed description of such Intervening Event (including the facts and circumstances providing the basis for the determination by the Company Board to effect such Company Adverse Recommendation Change), (ii) the Company and its Representatives shall negotiate in good faith with Parent, Merger Sub and their Representatives during such four Business Day period, to the extent Parent and Merger Sub wish to negotiate and make themselves reasonably available to negotiate, to enable Parent and Merger Sub to jointly propose revisions to the terms of this Agreement, (iii) the Company and its Representatives shall provide to Parent, Merger Sub and their Representatives all applicable information with respect to such Intervening Event reasonably requested by Parent and/or Merger Sub to permit it to propose revisions to the terms of the Agreement, and (iv) upon the end of such notice period, the Company Board shall have considered in good faith any such revisions to the terms of this Agreement committed to in a binding written proposal by Parent and Merger Sub, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make such Company Adverse Recommendation Change in response to such Intervening Event would continue to be inconsistent with its fiduciary duties under applicable Law.

(f)         The Company shall, and shall cause its Subsidiaries to, and shall cause its and its Subsidiaries’ Representatives to, cease immediately any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Acquisition Proposal or with respect to any indication, proposal, request or inquiry that would reasonably be expected to lead to an Acquisition Proposal and shall promptly instruct any such Third Party (and any of its Representatives) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company in connection with such discussions or negotiations to return or destroy all such information promptly after the date hereof in accordance with the relevant confidentiality agreement between the Company and such Third Party. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement (other than in the Confidentiality Agreement), unless the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such enforcement or the failure to waive, terminate or modify would be inconsistent with its fiduciary duties under applicable Law.

(g)        Nothing contained in this Section 5.4 shall prevent the Company Board from (i) taking and disclosing to the holders of Company Common Stock a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, (ii) making any required disclosure to the holders of Company Common Stock if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, or (iii) making any “stop, look and listen” communication to holders of Company Common Stock pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that in the case of any of (i), (ii) or (iii), any such action or disclosure that would constitute a Company Adverse Recommendation Change may only be made in compliance with the foregoing provisions of this Section 5.4.

Section 5.5         NYSE Listing. Parent shall take all necessary action to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance.

Section 5.6         Employee Matters.

(a)        For a period of one year following the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries following the Effective Time (the “Continuing Employees”), for so long as such Continuing Employee is employed following the Effective Time, (i) an annual base salary or wage rate that is no less favorable to such Continuing Employee than the annual base salary or wage rate provided to such Continuing Employee immediately prior to the Effective Time; (ii) an annual cash bonus opportunity that is no less favorable than is provided to similarly situated employees of Parent or its Subsidiaries, provided that, except as provided in Section 5.6(a)(ii) of the Company Disclosure Letter, for the 2021 performance year, such Continuing Employee shall receive an annual cash bonus at least equal to the annual cash bonus that was paid to such Continuing Employee by the Company for the 2020 performance year and payable at the earlier of (A) the date of such Continuing Employee’s termination of employment without cause or due to death or disability and (B) March 15, 2022; (iii) severance benefits that are no less favorable than the severance benefits that would have been provided to such Continuing Employee under the applicable severance benefit practices of the Company as in effect immediately prior to the Effective Time as set forth on Section 5.6(a)(iii) of the Company Disclosure Letter; and (iv) employee benefits (other than annual base salary or wage rate, annual cash bonus opportunities and severance benefits) that are substantially comparable, in the aggregate, to those provided to similarly situated employees of Parent or its Subsidiaries, provided that, for purposes of this clause (iv), the employee benefits generally provided to employees of the Company and its Subsidiaries as of immediately prior to the Effective Time (other than annual base salary or wage rate, annual cash bonus opportunities and severance benefits) shall be deemed to be substantially comparable in the aggregate to those provided to similarly situated employees of Parent or its Subsidiaries (other than annual base salary or wage rate, annual cash bonus opportunities and severance benefits), it being understood that the Continuing Employees may commence participation in the “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), maintained by Parent or any of its Subsidiaries (collectively, the “New Plans”) at such times as are determined by Parent. For the avoidance of doubt, nothing in this Agreement shall require Parent or any of its Subsidiaries to employ any Person.

(b)        For purposes of any New Plans providing benefits to any Continuing Employees after the Effective Time, Parent shall, or shall cause its applicable Subsidiary to: (i) waive all pre-existing conditions, exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees and their eligible dependents under any New Plans in which such employees may be eligible to participate after the Effective Time, except, with respect to pre-existing conditions or exclusions, to the extent such pre-existing conditions or exclusions would apply under the analogous Company Benefit Plan; (ii) use commercially reasonable efforts to provide each Continuing Employee and his or her eligible dependents under any New Plan with credit for any co-payments, deductibles and similar expenses incurred during the portion of the plan year of the corresponding Company Benefit Plan ending on the date such Continuing Employee’s participation in the New Plan begins (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan) in satisfying any applicable deductible or out-of-pocket requirements under the New Plan; and (iii) recognize all service of the Continuing Employees with the Company and its Subsidiaries (and any predecessors or Affiliates thereof, to the extent so recognized by the Company or any of its Subsidiaries), for all purposes in any New Plan in which such employees may be eligible to participate after the Effective Time to the same extent such service was taken into account under the analogous Company Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan; provided, however, that the foregoing clause (iii) shall not apply (A) to the extent it would result in duplication of benefits, or (B) for any purpose with respect to any defined benefit pension plan, postretirement welfare plan or any New Plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation.

(c)        If requested by Parent not less than 10 Business Days before the Closing Date, the Company shall adopt resolutions and take such corporate action as is necessary to terminate the Company Benefit Plans that are Tax-qualified defined contribution plans (collectively, the “Company Qualified DC Plan”), effective as of the day prior to the Closing Date but contingent on the occurrence of the Closing. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). Upon the distribution of the assets in the accounts under the Company Qualified DC Plan to the participants, Parent shall permit such participants who are then actively employed by Parent or its Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, from the Company Qualified DC Plan to the applicable Tax-qualified defined contribution plans of Parent or its Subsidiaries.

(d)        The provisions of this Section 5.6 are solely for the benefit of the Parties, no current or former director, officer, employee or other service provider or any other Person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Parent Benefit Plan, Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose. Without limiting the generality of the foregoing, nothing contained in this Agreement shall obligate Parent, the Company or any of their respective Affiliates to (i) maintain any particular Benefit Plan or (ii) retain the employment or services of any current or former director, employee or other service provider.

Section 5.7          Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the Party incurring such expense, except as otherwise provided in Section 7.3 and except that expenses incurred in connection with filing, printing and mailing the Proxy Statement/Prospectus and the Form S-4 and in connection with any filings required under the Laws governing antitrust or merger control matters related to the transactions contemplated by this Agreement shall be shared equally by the Company and Parent.

Section 5.8         Indemnification and D&O Insurance.

(a)        For six years from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger), in connection with such Indemnified Parties serving as a director, officer, employee, agent or other fiduciary of the Company or any of its Subsidiaries or of any other Person if such service was at the request or for the benefit of the Company or any of its Subsidiaries, in each case to the fullest extent permitted by Law. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent or the Surviving Company on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 5.8, the provisions of this Section 5.8 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b)        For six years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Organizational Documents of the Surviving Company or any Subsidiary of the Company and (ii) except to the extent such agreement provides for an earlier termination, any other agreements (other than insurance contracts) of the Company and its Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability and indemnification of Indemnified Parties and advancement of expenses thereof that are in existence on the date of this Agreement, and Parent shall ensure that no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger).

(c)        Prior to the Effective Time, in consultation with Parent as provided in this Section 5.8(c), the Company shall purchase a six-year prepaid “tail” policy for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other terms no less favorable to the Indemnified Parties than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company, and which policy shall provide coverage with respect to matters arising or alleged to have occurred on or before the Effective Time (including acts or omissions on or prior to the Effective Time by the Indemnified Parties in connection with the transactions contemplated hereby); provided, however, that the Company shall use commercially reasonable efforts to obtain the most advantageous terms reasonably available for such “tail” policy and the Company shall not commit or spend on such “tail” policy more than 300% of the last aggregate annual premium paid by the Company prior to the date of this Agreement for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount. The Company shall in good faith cooperate and consult with Parent prior to the Effective Time with respect to the procurement of such “tail” policy, including with respect to the available policy price and coverage options (and Parent shall be permitted to participate in any discussions with the insurance broker(s) before the “tail” policy is bound), and the Company shall in good faith consider Parent’s recommendations with respect thereto.

(d)        If Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their respective properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, shall assume the obligations of Parent or the Surviving Company, as applicable, set forth in this Section 5.8.

(e)        The provisions of this Section 5.8 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and accordingly the Indemnified Parties shall be third-party beneficiaries of this Section 5.8 notwithstanding anything in this Agreement to the contrary, (ii) shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.8 applies without the consent of such Indemnified Party. and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 5.9         Dividends.

(a)        From and after the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with its terms, without the prior written consent of the other Party, neither Parent nor the Company shall declare, make or pay any dividend or other distribution on Parent Common Stock or Company Common Stock, respectively, other than (i) in the case of the Company, the declaration and payment of a regular quarterly cash dividend on the Company Common Stock of up to $0.065 per share of Company Common Stock and (ii) in the case of Parent, the declaration and payment of a regular quarterly cash dividend on the Parent Common Stock of up to $0.45 per share of Parent Common Stock, which dividends, if declared, shall have, (A) in the case of the first such dividend for each Party, a record date (at the same record time) of October 1, 2021 and a payment date of October 14, 2021 and (B) in the case of the second such dividend for each Party, a record date (at the same record time) of the first Business Day in January 2022 and a payment date of a date in mid-January 2022 selected by Parent in consultation with the Company.

(b)        If the Company (in consultation with Parent) determines that it is necessary to declare a dividend in accordance with Section 4.1(c) (any such dividend, or any dividend payable by Parent in accordance with Section 4.2(b), a “REIT Dividend”), the Company shall notify Parent in writing and publicly announce such determination at least 10 Business Days prior to the Company Stockholders Meeting (as it may be adjourned or postponed), and the Merger Consideration shall be decreased by an amount equal to such REIT Dividend, which shall be effected by reducing the Merger Consideration by an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the quotient obtained by dividing the per share amount of such REIT Dividend by $9.10. The record date and payment date for any such REIT Dividend shall be the close of business on the last Business Day prior to the Closing Date.

(c)        If Parent determines that it is necessary to declare a REIT Dividend in accordance with Section 4.2(b), Parent shall notify the Company in writing and publicly announce such determination at least 10 Business Days prior to the Company Stockholders Meeting (as it may be adjourned or postponed), and the Merger Consideration shall be increased by an amount equal to such REIT Dividend, which shall be effected by increasing the Merger Consideration by an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the per share amount of such REIT Dividend. The record date and payment date for any such REIT Dividend shall be the close of business on the last Business Day prior to the Closing Date.

(d)        Notwithstanding anything in this Agreement to the contrary, in the event that a dividend with respect to the shares of Company Common Stock permitted under the terms of this Agreement has (i) a record date and time prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock, Company Restricted Stock Awards and Company RSU Awards, as applicable, shall be entitled to receive, in the case of holders of Company Common Stock and Company Restricted Stock Awards, such dividend on the payment date thereof after the Effective Time, and in the case of holders of Company RSU Awards, dividend equivalent rights with respect to such dividends on such payment date.

Section 5.10        Public Announcements. Except (a) for communications that substantially reiterate (or are consistent with) the final form of joint press release announcing the Merger and the investor presentation given to investors on the day of announcement of the Merger (which shall be in the forms agreed by the Parties prior to the execution of this Agreement) and other press releases, public written communications or public statements made by Parent and/or the Company in compliance with this Section 5.10, (b) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of the NYSE, (c) in connection with an Acquisition Proposal or a Company Adverse Recommendation Change and matters related thereto or (d) in connection with any dispute between the Parties regarding this Agreement, the Merger or the other transactions contemplated hereby, Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or other public written communications or otherwise making public statements with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.11        Tax Matters.

(a)               The Company and Parent agree to use their respective reasonable best efforts to cause the Merger (for the avoidance of doubt, regardless of the option selected between the Forward Merger and the Reverse Merger by Parent pursuant to Section 1.1(a) and, in the event of a Forward Merger, regardless of whether Merger Sub is treated for U.S. federal and state income Tax purposes as a disregarded entity, a QRS or a TRS) to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the receipt of the opinion described in Section 6.3(c), the parties shall treat the Merger (for the avoidance of doubt, regardless of the option selected between the Forward Merger and the Reverse Merger by Parent pursuant to Section 1.1(a) and, in the event of a Forward Merger, regardless of whether Merger Sub is treated for U.S. federal and state income Tax purposes as a disregarded entity, a QRS or a TRS) as a tax-free “reorganization” under Section 368(a) of the Code and no party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)               Parent shall, with the Company’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration stamp or similar Taxes that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) and Parent and the Company shall cooperate to minimize the amount of Transfer Taxes to the extent permitted by applicable Law.

(c)               The Company shall cooperate and consult in good faith with Parent with respect to maintenance of the REIT status of the Company (and any of the Company’s Subsidiaries that is a REIT) for the Company’s taxable year(s) that includes the date hereof or the Closing Date.

(d)               Notwithstanding anything to the contrary herein, other than with respect to the entities listed on Section 5.11(d)(i) of the Company Disclosure Letter that are listed as not to be Converted Entities, upon Parent’s written request, the Company shall use its reasonable best efforts to cause (x) any Subsidiary that is treated as a QRS of (1) the Company or (2) any Subsidiary of the Company that is a REIT (a “Subsidiary REIT”) and (y) any Subsidiary set forth in Section 5.11(d)(ii) of the Company Disclosure Letter (each such Subsidiary identified in such written request, a “Converted Entity”) to (i) convert into a limited liability company (or other entity that is disregarded as an entity separate from the Company or such Subsidiary REIT, as applicable, for U.S. federal income tax purposes) (a “Disregarded Entity”), (ii) merge with and into a Disregarded Entity, and/or (iii) make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes, as applicable, in each case, such that, prior to and at the Effective Time, for U.S. federal income tax purposes, such Converted Entity is a Disregarded Entity (and would be a Disregarded Entity without regard to its status as a QRS); provided that the Company and its Subsidiaries will not be obligated to take any such action to the extent the taking of such action would (x) require the Company to incur any material out-of-pocket fees, expenses or other liability (including incremental fees and expenses attributable to outside legal, tax and accounting firm advisors) prior to the Closing for which it is not reimbursed or indemnified by Parent or its Subsidiaries, or (y) prevent or materially delay the consummation of the transactions contemplated hereby. Within ten (10) days of receiving any such written request, the Company shall notify Parent in writing of any Subsidiary identified in such request with respect to which a conversion, merger, and/or election, as applicable, cannot occur prior to the Effective Time.

(e)               After the date hereof and through the Closing (or the valid termination of this Agreement in accordance with its terms), the Company shall reasonably cooperate with Parent in connection with the post-Closing integration and reorganizations of the business, operations and assets of the Company and its Subsidiaries that are reasonably requested by Parent, including by (i) providing such assistance as Parent may reasonably request in the planning thereof and (ii) taking, or causing its Subsidiaries to take, such actions as Parent may reasonably request (including obtaining any necessary consents, approvals, amendments or waivers from lenders or other third parties prior to Closing) in order to permit Parent to consummate any such post-Closing integration and reorganizations as soon as possible following the Closing; provided that the Company and its Subsidiaries will not be obligated to take any such action to the extent the taking of such action would (x) require the Company to incur any material out-of-pocket fees, expenses or other liability (including incremental fees and expenses attributable to outside legal, tax and accounting firm advisors) prior to the Closing for which it is not reimbursed or indemnified by Parent or its Subsidiaries, or (y) prevent or materially delay the consummation of the transactions contemplated hereby.

(f)                Reverse Merger Tax Covenants. In the case of the Reverse Merger, Parent hereby agrees to the covenants contained in Section 5.11(f) of the Parent Disclosure Letter.

Section 5.12        Financing Cooperation.

(a)               The Company shall, and shall cause its Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including amendments, supplements, modifications, repayments, refinancings, terminations or prepayments of existing financing arrangements and new financings) as Parent may reasonably determine to be necessary or advisable in connection with the completion of the Merger or the other transactions contemplated hereby or to be consummated in connection therewith. Such cooperation shall include (i) participating in a reasonable and mutually agreed number of meetings, presentations or due diligence sessions upon reasonable advance notice and (ii) providing reasonable and timely assistance with the preparation of materials for presentations, offering memoranda, prospectuses and similar documents required in connection with such financing arrangements. Notwithstanding the foregoing or anything set forth in Section 1.1(b) or Section 5.12(c), the Company and its Subsidiaries shall not be required pursuant to Section 1.1(b), this Section 5.12(a) or Section 5.12(c) to (A) enter into any letter, certificate, document, agreement or instrument (other than customary authorization and representation letters and notices), and the Company Board will not be required to adopt any resolutions, that will be effective prior to the Closing (or if the Closing does not occur), (B) provide such cooperation to the extent it would disrupt unreasonably the business or operations of the Company or any of its Subsidiaries or require any of them to take any actions that would reasonably be expected to violate applicable Law, any Contract or their respective Organizational Documents, (C) provide information to the extent such information would not be required to be provided pursuant to the first proviso to the first sentence of Section 5.2 (subject to the second proviso to such sentence), (D) take any actions, or omit to take an action, that would reasonably be expected to result in any personal liability for the directors, officers, employees or stockholders of the Company or any of its Subsidiaries or (E) would reasonably be expected to cause any representation, warranty or covenant in this Agreement to be breached by the Company or any of its Subsidiaries (unless waived by Parent and Merger Sub) or cause any closing condition set forth in Article VI to fail to be satisfied.

(b)               Parent shall reimburse the Company for any reasonable and documented costs and expenses (including legal expenses but excluding costs of the Company’s preparation of financial information and financial statements in connection with its compliance with its periodic reporting obligations under the Exchange Act or otherwise in the ordinary course of business) incurred by the Company or any of its Subsidiaries in connection with providing the cooperation required by Section 1.1(b), Section 5.12(a) or Section 5.12(c) and indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from any losses, damages, fines, amounts paid in settlement (with the consent of Parent, not to be unreasonably withheld, delayed or conditioned), costs or expenses arising out of or relating to such cooperation (other than to the extent such losses, damages, costs or expenses are incurred as a result of gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives or any such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided hereunder by any of the foregoing Persons for use in connection herewith or in connection with any financing arrangement).

(c)               The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to, as soon as reasonably practicable after (and not prior to) the receipt of a written request from Parent to do so, on the terms and conditions specified by Parent and in compliance with all applicable terms and conditions of the applicable Company Debt Agreement, seek an amendment or amendments to any of the Company Debt Agreements and to take any other actions requested by Parent, in each case, in connection with any approach chosen by Parent to the defeasance, satisfaction and discharge, constructive satisfaction and discharge, refinancing, repayment, repurchase, redemption, termination, amendment, assumption, guarantee or purchase of, compliance with or any other treatment of, the Company Debt Agreements and the Indebtedness incurred pursuant thereto, in each case, subject to the occurrence of the Closing (any such transaction, a “Debt Transaction”).  The Company shall not be required to take any action in respect of any Debt Transaction until Parent shall have provided the Company with drafts of the necessary documentation required in connection with such Debt Transaction (collectively, the “Debt Transaction Documents”). The Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cause its and their respective Representatives to provide cooperation and assistance reasonably requested by Parent in connection with the Debt Transactions (including taking all corporate action reasonably necessary to authorize the execution and delivery of any Debt Transaction Documents to be entered into prior to Closing and delivering all officer’s certificates and legal opinions required to be delivered in connection therewith (such corporate action, execution and delivery not to be unreasonably withheld, delayed or conditioned)); provided, that the effectiveness of any such Debt Transaction Documents shall be expressly conditioned on the Closing. It is understood and agreed that a failure to effectuate any Debt Transaction in and of itself shall not constitute a failure by the Company to satisfy its obligations under this Section 5.12(c).

(d)               The Company shall, and shall cause its Subsidiaries to, after (and not prior to) the receipt of a written request from Parent to do so, deliver all notices and use commercially reasonable efforts to take all other actions to facilitate the termination at the Effective Time of all commitments in respect of the Company Credit Facilities and any other Indebtedness of the Company to be paid off, discharged and terminated on the Closing Date, in each case as and to the extent specifically requested by Parent in writing, the repayment in full on the Closing Date of all obligations in respect of the Indebtedness thereunder, and the release on the Closing Date of any Liens securing such Indebtedness and guarantees in connection therewith (it being understood that, to the extent customary for the applicable type of Indebtedness, the recording of any Lien release documentation related thereto may occur immediately following the Closing, provided that the applicable Payoff Letter (as defined below) shall have authorized the Parent or the Company to make such recording). In furtherance and not in limitation of the foregoing, after (and not prior to) the receipt of a timely written request from Parent to do so, the Company and its Subsidiaries shall use commercially reasonable efforts to deliver to Parent (i) at least five (5) Business Days prior to the Closing Date, draft payoff letters with respect to the Company Credit Facilities and any other Indebtedness of the Company to be paid off, discharged and terminated on the Closing Date and (ii) at least two (2) Business Days prior to the Closing Date, an executed payoff letter (the “Payoff Letters”) with respect to each of the Company Credit Facilities to be repaid and any other Indebtedness of the Company to be paid off, discharged and terminated on the Closing Date, in each case in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Company Credit Facilities or any other Indebtedness of the Company to be paid off, discharged and terminated on the Closing Date relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to such Indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated.

(e)               All confidential information regarding the Company and its Subsidiaries provided by the Company and its Subsidiaries pursuant to this Section 5.12 shall be kept confidential in accordance with the terms of the Confidentiality Agreement, except that Parent shall be permitted to disclose any such information to any actual or potential sources of or arrangers of, underwriters or purchasers of or agents in respect of any financing arrangements Parent may reasonably determine to be necessary or advisable in connection with the completion of the Merger or the other transactions contemplated hereby or to be consummated in connection therewith or to any other Person with whom Parent enters or may enter into an agreement relating to any such financing transaction, subject to customary confidentiality undertakings by the recipients of such information.

Section 5.13        Transaction Litigation. The Company shall promptly (and in any event, within 48 hours) notify Parent of any demand, suit, action, investigation or proceeding (including in respect of derivative claims) against the Company or any of its Subsidiaries, directors, officers or employees relating to the Merger or the other transactions contemplated by this Agreement and shall keep Parent informed on a reasonably current basis regarding any such demand, suit, action, investigation or proceeding. The Company shall give Parent the opportunity to participate in (but not control) the defense or settlement of any such demand, suit, action, investigation or proceeding at Parent’s expense, and shall not, and shall not permit any of its Subsidiaries, directors, officers or employees to, settle any such demand, suit, action, investigation or proceeding without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.14        Director and Officer Resignations. The Company shall use its commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director and officer of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 5.15        Delisting. Each of the Parties agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 5.16        Rule 16b-3 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable, to the extent permitted by applicable Law, to cause any dispositions of the Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Article VI
CONDITIONS PRECEDENT

Section 6.1          Conditions to Each Party’s Obligation. The respective obligation of each of Parent and the Company to effect the Merger shall be subject to the satisfaction or waiver by Parent and the Company in writing, at or prior to the Closing, of the following conditions:

(a)               Stockholder Approval. The Company shall have obtained the Company Required Vote.

(b)               NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c)               Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(d)               No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity of competent jurisdiction which makes the consummation of the Merger illegal.

Section 6.2          Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver by Parent in writing, at or prior to the Closing, of the following additional conditions:

(a)               Company Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1(l)(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 3.1(b)(i) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Company set forth in the first, fourth (to the extent relating to the Company) and fifth sentences of Section 3.1(a)(i), clause (i) of the first sentence of Section 3.1(a)(iv), the second sentence of Section 3.1(b)(ii), Section 3.1(b)(iii), Section 3.1(b)(iv), Section 3.1(b)(v), Section 3.1(c)(i), Section 3.1(m), Section 3.1(n), Section 3.1(u), Section 3.1(v) and Section 3.1(w) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (iv) the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Performance of Company Obligations. The Company shall have performed in all material respects all of the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)               REIT Opinion. Parent shall have received a tax opinion of Company’s REIT Counsel, dated as of the Closing Date and addressed to the Company and Parent, in form and substance reasonably satisfactory to Parent, to the effect that, at all times commencing with its taxable year ended December 31, 2014 and through the Closing Date, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, the Company’s REIT Counsel may rely upon customary representations contained in an officer’s certificate executed by the Company that is provided pursuant to Section 4.1(d).

(d)               Closing Certificate. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Executive Vice President of Finance and Accounting of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3          Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver by the Company in writing, at or prior to the Closing, of the following additional conditions:

(a)               Parent Representations and Warranties. (i) the representations and warranties of Parent set forth in Section 3.2(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of Parent and Merger Sub set forth in Section 3.2(b)(i) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Parent and Merger Sub set forth in the first, fourth and fifth sentences of Section 3.2(a), Section 3.2(b)(ii), Section 3.2(b)(iii), Section 3.2(c)(i), Section 3.2(j), Section 3.2(k) and Section 3.2(l) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (iv) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Parent Material Adverse Effect) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Performance of Parent and Merger Sub Obligations. Parent and Merger Sub shall have performed in all material respects all of the obligations required to be performed by them under this Agreement at or prior to the Closing.

(c)               Section 368 Opinion. The Company shall have received the written opinion of its special counsel, Cravath, Swaine & Moore LLP (or another nationally recognized law firm reasonably satisfactory to the Company), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Cravath, Swaine & Moore LLP (or, if applicable, another nationally recognized law firm reasonably satisfactory to the Company) may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter.

(d)               REIT Opinion. The Company shall have received a tax opinion of Parent’s REIT Counsel, dated as of the Closing Date and addressed to Parent, in form and substance reasonably satisfactory to the Company, to the effect that, at all times commencing with its taxable year ended December 31, 2017 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation has enabled Parent to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Parent’s REIT Counsel may rely upon customary representations contained in an officer’s certificate executed by Parent that is provided pursuant to Section 4.2(c).

(e)               Closing Certificate. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Article VII
TERMINATION

Section 7.1          Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time by action of Parent or the Company (as applicable) only as follows:

(a)               by mutual written agreement of Parent and the Company;

(b)               by either Parent or the Company, if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling in each case permanently enjoining or otherwise prohibiting the consummation of the Merger, and such order, decree or ruling has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the principal cause of such order, decree or ruling;

(c)               by either Parent or the Company if the Company Required Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof, in each case, at which a vote on adoption of this Agreement was taken;

(d)               by either Parent or the Company, if the Merger shall not have been consummated by 5:00 p.m., New York time, on January 20, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the principal cause of the failure of the Merger to be consummated before such date;

(e)               by Parent, if (i) a Company Adverse Recommendation Change shall have occurred, (ii) a material breach by the Company of Section 5.4 shall have occurred, or (iii) following the commencement of a tender or exchange offer relating to the Company Common Stock by a third party, the Company Board states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer, or fails to publicly affirm the Company Board Recommendation and recommend that the holders of shares of Company Common Stock reject such tender or exchange offer within 10 Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9 promulgated under the Exchange Act (or, if earlier, five Business Days prior to the Company Stockholders Meeting);

(f)                by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) 30 days after the giving of written notice to Parent of such breach, failure to perform or failure to be true; provided this Agreement may not be terminated pursuant to this Section 7.1(f) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(g)               by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) 30 days after the giving of written notice to the Company of such breach, failure to perform or failure to be true; provided that this Agreement may not be terminated pursuant to this Section 7.1(g) if Parent is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent would cause any condition set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied.

The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other Parties, which notice shall specify the relevant section and subsection of this Agreement pursuant to which such termination is made.

Section 7.2          Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without liability of any party (or any of its Affiliates or its or their respective stockholders, as applicable, or Representatives) to the other Parties hereto, except as provided in Section 7.3; provided, that, subject to Section 7.3(d), neither Parent nor Merger Sub nor the Company shall be released from any liabilities or damages arising out of any fraud with respect to the representations and warranties of such Party set forth in this Agreement or Willful Breach by such Party. The provisions of Section 5.7, Section 5.12(b), this Section 7.2, Section 7.3 and Article VIII (other than Section 8.11, except to the extent that Section 8.11 relates to the specific performance of the provisions of this Agreement that survive termination) shall survive any termination of this Agreement pursuant to Section 7.1. In addition, the termination of this Agreement shall not affect the respective obligations of the Company and Parent under the Confidentiality Agreement.

Section 7.3          Company Termination Fee and Expense Reimbursement.

(a)               If:

(i)               this Agreement is terminated by Parent pursuant to Section 7.1(e) (or is terminated pursuant to another provision at a time that it is terminable pursuant to Section 7.1(e)); or

(ii)              this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) (and at the time of such termination, the Company Stockholder Meeting shall not have been held) or Section 7.1(c) (or is terminated pursuant to another provision at a time that it is terminable pursuant to Section 7.1(d) (and at the time of such termination, the Company Stockholder Meeting shall not have been held) or Section 7.1(c)); provided, that, in the case of this clause (ii), that (A) an Acquisition Proposal shall have been publicly announced or made publicly known (or, in the case of such a termination pursuant to Section 7.1(d), shall have been otherwise made known to the Company Board) after the date of this Agreement and shall not have been withdrawn (publicly, in the case of a termination pursuant to Section 7.1(c)) without qualification at least four Business Days prior to the Company Stockholders Meeting (in the case of a termination pursuant to Section 7.1(c)) or such termination (in the case of such a termination pursuant to Section 7.1(d)) and (B) within 12 months of the date this Agreement is so terminated, (x) the Company enters into a definitive agreement providing for an Acquisition Proposal, or (y) an Acquisition Proposal is consummated; provided, that for purposes of this Section 7.3(a)(ii), all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”, then, in either the case of clause (i) or clause (ii) of this Section 7.3(a), the Company shall pay to Parent (or its designee), in cash, a payment in an amount equal to the Company Termination Fee in the case of Section 7.3(a)(i), as promptly as practicable (and, in any event, within two Business Days following such termination) and (B) in the case of Section 7.3(a)(ii), at or prior to the first to occur of (x) the entry into a definitive agreement providing for an Acquisition Proposal referred to therein and (y) the consummation of an Acquisition Proposal referred to therein.

(b)               Any payment of the Company Termination Fee shall be made by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Parent.

(c)               If Parent decides to apply for a ruling from the IRS with respect to the tax consequences of the receipt of the Company Termination Fee, the Company shall cooperate with Parent and use commercially reasonable efforts to provide assistance (if any) requested by Parent with respect thereto at Parent’s expense.

(d)               The parties agree and understand that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, that, without these agreements, the Parties would not enter into this Agreement and that any amounts payable pursuant to this Section 7.3 do not constitute a penalty and that the Company will not be entitled to argue that the Company Termination Fee is unenforceable or should be reduced in any manner. Accordingly, if the Company fails to promptly pay any Company Termination Fee due pursuant to this Section 7.3, the Company shall also pay any reasonable and documented out-of-pocket costs and expenses incurred by Parent in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the Company. Any Company Termination Fee not paid when due pursuant to this Section 7.3 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Other than in the case of fraud with respect to the representations and warranties set forth in this Agreement or Willful Breach, the amounts payable by the Company pursuant to Section 7.3(a), together with any amounts payable pursuant to this Section 7.3(d), shall be the sole and exclusive monetary remedy of Parent, Merger Sub and their Affiliates and Representatives, in the event of a termination of this Agreement in connection with which the Company Termination Fee is payable by the Company pursuant to Section 7.3(a) and the Company Termination Fee and any such additional amounts payable pursuant to this Section 7.3(d) are actually paid to Parent, for any and all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform by the Company of its covenants and agreements hereunder.

(e)               The “Company Termination Fee” shall be an amount equal to the lesser of (i) $20,200,000 (the “Company Base Amount”) and (ii) the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to Parent (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate “cushion” as determined by such accountants). Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Company Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Company Termination Fee shall be an amount equal to the Company Base Amount and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Company Base Amount within five Business Days. In the event that Parent is not able to receive the full Company Base Amount due to the above limitations, the Company shall place the unpaid amount in escrow by wire transfer within two Business Days of termination and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (x) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (y) the Tax Guidance providing that Parent’s receipt of the unpaid Company’s Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, in either of which events the Company shall pay to Parent the lesser of the unpaid Company Base Amount or the maximum amount stated in the letter referred to in clause (x) above within five Business Days after the Company has been notified thereof. The obligation of the Company to pay any unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Company Termination Fee terminates shall be released to the Company. “Qualifying Income” shall mean income described in Sections 856(c)(2)(A)–(H) and 856(c)(3)(A)–(I) of the Code. “Tax Guidance” shall mean a reasoned opinion from counsel or other tax advisor or a ruling from the IRS

Article VIII
GENERAL PROVISIONS

Section 8.1          Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.2          Amendment; Waiver. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Company and Parent, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the respective Parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.3          Notices. All notices, requests and other communications to any party hereunder shall be in writing sent via email and shall be given

(a)	if to the Company, to:

New Senior Investment Group Inc.
55 West 46th Street, Suite 2204

New York, NY 10036

Attention:	General Counsel
Email:	lmarino@newseniorinv.com

(b)	with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 8th Avenue

New York, New York 10019

Attention:	Damien R. Zoubek
Ting S. Chen
Email:	dzoubek@cravath.com
tchen@cravath.com

(c)	if to Parent or Merger Sub, to:

Ventas, Inc.

353 N. Clark Street, Suite 3300

Chicago, IL 60654

Attention:	General Counsel
Email:	carey.roberts@ventasreit.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Robin Panovka
Victor Goldfeld
Email:	RPanovka@wlrk.com
VGoldfeld@wlrk.com

or to such other email address as such party may hereafter specify for the purpose by like notice to the other Parties. All such notices, requests and other communications shall be deemed received on the date of dispatch by the sender thereof (to the extent that no “bounce back”, “out of office” or similar message indicating non-delivery is received with respect thereto), in each case to the required recipient as set forth above.

Section 8.4            Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the item referred to has been provided to the receiving Party prior to the date of this Agreement by being posted in the electronic data room established by the disclosing Party. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. References to any Law shall be deemed to refer to such Law as amended from time to time and to any rules or regulations promulgated thereunder. Any pronoun shall include the corresponding masculine, feminine and neuter forms. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.”

Section 8.5          Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.6          Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, and (b) except as provided in Section 5.8(e), is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 8.7          Governing Law. This Agreement, and all claims, suits, actions, or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction.

Section 8.8          Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 8.9          Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 8.10        Submission to Jurisdiction. Each of the Parties agrees that it shall bring any suit, action or proceedings in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court located within the State of Delaware) (the “Chosen Courts”) and, solely in connection with such claims, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to the laying of venue in any such suit, action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (d) agrees that mailing of process or other papers in connection with any such suit, action or proceeding in the manner provided in Section 8.3 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. The consent to jurisdiction set forth in this Section shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section. The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.11        Enforcement. The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Chosen Court, this being in addition to any other remedy to which they are entitled at law or in equity, without proof of actual damages, and each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at Law.

Section 8.12        WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Article IX
DEFINITIONS

Section 9.1          Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Proposal” means any indication of interest, proposal or offer from any Person (or Persons acting in concert) or Group, other than Parent or any of its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any of its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or to which 20% or more of the revenues or earnings of the Company and its Subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition (whether by issuance or transfer and whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting or equity securities of the Company (whether by voting power or number of shares), (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of the outstanding voting or equity securities of the Company (whether by voting power or number of shares), or (iv) merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any of its Subsidiaries pursuant to which persons other than the shareholders of the Company immediately preceding such transaction would hold 20% or more of the voting or equity securities in the Company or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (in each case whether by voting power or number of shares).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Benefit Plan” means, with respect to any entity, any compensation or employee benefit plan, program, policy, agreement or other arrangement, including any “employee benefit plans” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), including any bonus, cash- or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, profit-sharing, consulting, change in control, Tax gross-up, or savings, plan, program, policy, agreement or arrangement.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York, New York are authorized by law or executive order to be closed.

“Company Benefit Plan” means each Benefit Plan sponsored, maintained or contributed by the Company or any of its Subsidiaries, or which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, other than any plan or program maintained by a Governmental Entity to which the Company or its Subsidiaries is required to contribute to pursuant to applicable Law.

“Company Credit Facilities” means that certain Credit Agreement, dated as of December 13, 2018, by and among the Company, KeyBank National Association, as agent for the lenders thereunder, and the other parties thereto, as amended by the First Amendment thereto, dated as of May 10, 2019, the Second Amendment thereto, dated as of February 10, 2020, the Third Amendment thereto, dated as of April 7, 2020 and the Fourth Amendment thereto, dated as of June 29, 2020.

“Company Debt Agreements” means (a) each of the Company Credit Facilities and (b) each other agreement governing the terms of indebtedness for borrowed money of, or hedging transactions, swap transactions or derivative transactions of, the Company or any of its Subsidiaries (including mortgages and multifamily loan and security agreements).

“Company Equity Awards” means the Company Options, the Company Restricted Stock Awards and the Company RSU Awards, taken together.

“Company Equity Plans” means the Nonqualified Stock Option and Incentive Award Plan, adopted as of October 16, 2014, and the Amended and Restated Company Nonqualified Stock Option and Incentive Award Plan, adopted as of January 1, 2019.

“Company Material Adverse Effect” means any Effect that has a material adverse effect on the condition (financial or otherwise), business, assets, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not include any Effect to the extent arising out of or resulting from: (a) any general changes in the United States or global economy or capital, financial or securities markets, including in interest, inflation or exchange rates; (b) any changes in conditions generally affecting the industry in which the Company and its Subsidiaries operate; (c) any change or proposed change in Law or the interpretation thereof or GAAP or the interpretation thereof; (d) the commencement, escalation or worsening of a war or armed hostilities, civil unrest or the occurrence of acts of terrorism or sabotage or cyberattacks; (e) any epidemic or pandemic (including COVID-19), earthquake, hurricane, tornado or other natural disaster or calamity; (f) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Merger), the taking of any action required by this Agreement (other than, to the extent not excluded by another clause of this definition, the Company’s compliance with its obligations pursuant to Section 4.1, except to the extent that Parent has unreasonably withheld a consent under Section 4.1), or the identity of, or any facts or circumstances relating to, Parent or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with Governmental Entities, customers, tenants, operators, suppliers, partners, officers, employees or other material business relations (provided that this clause (f) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement (including the representations and warranties in Section 3.1(a) and Section 3.1(c)) or with respect to the condition to Closing contained in Section 6.2(a), to the extent it relates to such representations and warranties); (g) any failure by the Company to meet any internal or published projections (whether published by the Company or any analysts) or forecasts or estimates of revenues or earnings or results of operations for any period (it being understood and agreed that the facts and circumstances giving rise to any such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); (h) any change in the price or trading volume of shares of Company Common Stock or any other publicly traded securities of the Company (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); (i) any reduction in the credit rating of the Company or its Subsidiaries (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); and (j) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the transactions contemplated hereby; except that to the extent that the Effects arising out of or resulting from the matters described in clauses (a), (b), (c), (d) or (e) disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, then such Effects may be taken into account solely to the extent of such disproportionality.

“Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets may be bound, as of the date of this Agreement, that:

(a)               except for this Agreement, is required to be filed as an exhibit to the Company SEC Documents pursuant to Item 601 of Regulation S-K promulgated by the SEC;

(b)               relates to any partnership, joint venture, strategic alliance, co-investment or similar agreement with any third party;

(c)               contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts or limits in any material respect the business of the Company or any of its Affiliates (or, to the knowledge of the Company, would so restrict or limit the Surviving Company or any of its Affiliates following the Effective Time), or that otherwise restricts or limits in any material respect the lines of business conducted by the Company or any of its Affiliates or the geographic area in which the Company or any of its Affiliates may conduct business (or, to the knowledge of the Company, would so restrict or limit the Surviving Company or any of its Affiliates following the Effective Time), other than any ground lease;

(d)               was executed in the last five years and the Company or any of its Subsidiaries has material continuing obligations outstanding thereunder, and involves any disposition or acquisition of assets or properties, or involves any merger, consolidation or similar business combination transaction, with a fair market value or potential purchase or sale price in excess of $25 million;

(e)               relates to development, construction, capital expenditures or purchase of materials, supplies, equipment or other assets or properties (other than purchase orders for such items in the ordinary course of business) in each case requiring aggregate payments by the Company or any of its Subsidiaries in excess of $1,000,000 during their remaining term;

(f)                evidences (i) a capitalized lease obligation in excess of $1 million or (ii) other Indebtedness to any Person in excess of $2 million, in each case or any guaranty thereof, other than any Contract in respect of a Material Company Lease or obligations thereunder;

(g)               constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a derivative hedging transaction;

(h)               grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Company Property that, individually or in the aggregate, is material to the Company;

(i)                 prohibits or restricts the payment of dividends or distributions in respect of Company Common Stock or shares or other equity interests of any Subsidiary of the Company;

(j)                 constitutes a loan to any Person (other than a wholly owned Subsidiary of the Company) by the Company or any of its Subsidiaries (other than trade credit or advances to employees extended in the ordinary course of business consistent with past practice);

(k)               any lease for personal property for which annual rental payments made by the Company or any of its Subsidiaries were in excess of $1 million in the fiscal year ending December 31, 2020, or are contracted to be in excess of $1 million in the fiscal year ending December 31, 2021; or

(l)                 primarily relates to the management of any Company Property and is material to such property.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 14, 2021, between Parent and the Company, as it may be amended, waived or otherwise modified from time to time.

“Contract” means any written or oral contract, agreement, lease, license, note, loan, bond, mortgage, indenture, commitment, arrangement, understanding or other instrument or obligation.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, or (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Entity of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention, the United Kingdom National Health Service and the World Health Organization in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Laws” means any applicable Law relating to (a) Releases to air, water, land or groundwater of Hazardous Materials; (b) the use, handling or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material; (c) the treatment, storage, disposal or management of Hazardous Materials; (d) the exposure to Hazardous Materials; or (e) the transportation or Release of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq. (“RCRA”), the Toxic Substances Control Act, 15 U.S.C. 2601, et seq. (“TSCA”), those portions of the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq. relating to Hazardous Materials exposure and compliance, the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. (“HMTA”) and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq. (“EPCRA”), and other comparable state and local laws and all rules and regulations promulgated pursuant thereto or published thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of § 414 of the Code or § 4001(a)(14) of ERISA.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or industry self-regulatory organization and any arbitral tribunal.

“Group” means a “group” as defined in the Exchange Act.

“Hazardous Materials” means each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is, in relevant form, quantity or concentration, defined, listed, classified or otherwise regulated as hazardous or toxic under applicable Environmental Laws. Without limiting the generality of the foregoing, “Hazardous Materials” include “hazardous substances” as defined in RCRA, “extremely hazardous substances” as defined in EPCRA, “hazardous waste” as defined in RCRA, “hazardous materials” as defined in HMTA, a “chemical substance or mixture” as defined in TSCA, crude oil, petroleum products or any fraction thereof, radioactive materials, including source, byproduct or special nuclear materials, asbestos or asbestos-containing materials, chlorinated fluorocarbons and radon.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital or finance leases, (e) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions or any other derivative transactions, and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) copyrightable works and copyrights, (d) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“Intervening Event” means any event, change, development or occurrence that is material to the Company and its Subsidiaries (taken as a whole) that (i) was not known or reasonably foreseeable to the Company Board as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof or (B) any change in the price or trading volume of the Company Common Stock, the Parent Common Stock or any other securities of the Company, Parent or any of their respective Subsidiaries (provided that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event).

“Law” means any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Merger Consideration Value” means the product obtained by multiplying (a) the Exchange Ratio by (b) the Parent Closing Price.

“Parent Common Stock” means common stock, par value $0.25, of Parent.

“Parent Equity Plans” means (a) the Ventas Employee and Director Stock Purchase Plan; (b) the Ventas, Inc. 2006 Incentive Plan; (c) the Ventas, Inc. 2006 Stock Plan for Directors; (d) the Ventas, Inc. 2012 Incentive Plan; (e) the Ventas Nonemployee Director Deferred Stock Compensation Plan; and (f) the Ventas Executive Deferred Stock Compensation Plan.

“Parent Material Adverse Effect” means any Effect that has a material adverse effect on the condition (financial or otherwise), business, assets, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Parent Material Adverse Effect shall not include any Effect to the extent arising out of or resulting from: (a) any general changes in the United States or global economy or capital, financial or securities markets, including in interest or exchange rates; (b) any changes in conditions generally affecting the industry or industries in which Parent and its Subsidiaries operate; (c) any change in Law or the interpretation thereof or GAAP or the interpretation thereof; (d) the commencement, escalation or worsening of a war or armed hostilities, civil unrest or the occurrence of acts of terrorism or sabotage or cyberattacks; (e) any epidemic or pandemic (including COVID-19), earthquake, hurricane, tornado or other natural disaster or calamity; (f) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Merger), the taking of any action required by this Agreement (other than, to the extent not excluded by another clause of this definition, Parent’s compliance with its obligations pursuant to Section 4.2, except to the extent that the Company has unreasonably withheld a consent under Section 4.2), or the identity of, or any facts or circumstances relating to, Parent or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with Governmental Entities, customers, tenants, operators, suppliers, partners, officers, employees or other material business relations (provided that this clause (f) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement (including the representations and warranties in Section 3.2(a) and Section 3.2(c) or with respect to the condition to Closing contained in Section 6.3(a), to the extent it relates to such representations and warranties); (g) any failure by Parent to meet any internal or published projections (whether published by Parent or any analysts) or forecasts or estimates of revenues or earnings or results of operations for any period (it being understood and agreed that the facts and circumstances giving rise to any such failure that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); (h) any change in the price or trading volume of shares of Parent Common Stock or any other publicly traded securities of Parent (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); (i) any reduction in the credit rating of Parent or its Subsidiaries (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); and (j) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the transactions contemplated hereby; except that to the extent that the Effects arising out of or resulting from the matters described in clauses (a), (b), (c), (d) or (e) disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, then such Effects may be taken into account solely to the extent of such disproportionality.

“Permitted Lien” means any (a) Liens relating to the Indebtedness set forth on Section 9.1(a) of the Parent Disclosure Letter or Section 9.1(a) of the Company Disclosure Letter, as applicable, (b) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves (to the extent such reserves are required pursuant to GAAP), (c) air rights affecting any Company Property, (d) zoning regulations, permits and licenses, (e) Liens that are disclosed on title insurance policies issued to the Company or their Subsidiaries, or their respective lenders, in each case, with respect to any Company Properties (each, a “Company Title Insurance Policy”), and, with respect to leasehold interests in any leased Company Property, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (f) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (g) with respect to real property, non-monetary Liens or other minor imperfections of title, which may include (i) easements whether or not shown by the public records, overlaps, encroachments, rights-of-way, covenants, restrictions, and other non-monetary encumbrances or matters incurred in the ordinary course of business (whether or not of record) or which would be disclosed by an accurate survey or a personal inspection of the property, (ii) any supplemental Taxes or assessments not shown by the public records and (iii) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in all cases to the extent such non-monetary Liens or minor imperfections of title do not materially impair the value of the applicable Company Property, or the continued use and operation of the applicable Company Property, each case, as currently used and operated, (h) rights of parties in possession, and (i) ordinary course, non-exclusive licenses of intellectual property rights.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Release” means any release, spill, emission, discharge, injection, disposal, leaking, pumping, pouring, emptying, escaping, leaching, dumping or discarding on, into or through the environment.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, or representatives (including investment bankers, financial or other advisors or consultants, auditors, accountants, attorneys, brokers, finders or other agents).

“SEC” means the U.S. Securities and Exchange Commission.

“Significant Subsidiary” means any Subsidiary of Parent or the Company, as the case may be, that would constitute a Significant Subsidiary of such Party within the meaning of Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (i) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; or (ii) such Person holds a majority of the equity economic interest.

“Superior Proposal” means any bona fide, written Acquisition Proposal made after the date of this Agreement by any Person (or Persons acting in concert) or Group (other than Parent or any of its Subsidiaries) (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) on terms that the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all the terms and conditions of the Acquisition Proposal that the Company Board considers to be appropriate (including the identity of the Person(s) making the Acquisition Proposal and the expected timing and likelihood of consummation, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), (A) is more favorable from a financial point of view to holders of Company Common Stock than the Merger and (B) is reasonably capable of being completed on the terms proposed.

“Surviving Company” means (a) in the case of the Forward Merger, the Forward Merger Surviving Company or (b) in the case of the Reverse Merger, the Reverse Merger Surviving Company.

“Tax” or “Taxes” means all federal, state, local, foreign and other taxes, levies, fees, imposts, assessments, impositions or other similar government charges, including income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, commercial rent or withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty or other taxes, including interest, penalties and additions (to the extent applicable) thereto, whether disputed or not.

“Tax Protection Agreement” means any agreement pursuant to which (i) any liability to direct or indirect holders of units in a partnership that is a Subsidiary of the Company (a “Relevant Partnership”) or any interests in any Subsidiary of any Relevant Partnership (any such units or interests, “Relevant Partnership Units”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a direct or indirect holder of Relevant Partnership Units, a party to such agreement has agreed to (a) maintain a minimum level of debt or continue a particular debt, (b) retain or not dispose of assets for a period of time that has not since expired, (c) make or refrain from making Tax elections, (d) operate (or refrain from operating) in a particular manner, (e) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its Subsidiaries, (f) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its Subsidiaries under Section 752 of the Code and/or (g) only dispose of assets in a particular manner; and/or (iii) any Persons, whether or not partners in any Relevant Partnership, have been or are required to be given the opportunity to guarantee or assume debt of such Relevant Partnership or any Subsidiary of such Relevant Partnership or are so guarantying or have so assumed such debt.

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Third Party” means any Person or Group, other than Parent, the Company or any of their respective Subsidiaries or Representatives.

“to the Company’s knowledge” or “to the knowledge of the Company” means the knowledge, after reasonable inquiry to the direct report of such individual with primary responsibility for the relevant matter, of any of the Persons listed in Section 9.1(b) of the Company Disclosure Letter.

“to Parent’s knowledge” or “to the knowledge of Parent” means the knowledge, after reasonable inquiry to the direct report of such individual with primary responsibility for the relevant matter, of any of the Persons listed in Section 9.1(b) of the Parent Disclosure Letter.

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that results from a deliberate act or failure to act by a party that knows, or could reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of any such covenant or agreement.

Section 9.2            Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptable Confidentiality Agreement	53
Agreement	1
Bankruptcy and Equity Exceptions	13
Base Amount	59
Blue Sky Laws	13
Certificate of Merger	2
Chosen Courts	75
Closing	2
Closing Date	3
Code	1
Company	1
Company Adverse Recommendation Change	53
Company Base Amount	71
Company Board	13
Company Board Recommendation	49
Company Book-Entry Shares	3
Company Certificates	3
Company Common Stock	3
Company Disclosure Letter	9
Company Employees	23
Company Intellectual Property	27
Company Preferred Stock	11
Company Properties	24
Company Property	24
Company Qualified DC Plan	57
Company Required Vote	24
Company SEC Documents	14
Company Stockholders Meeting	49
Company Tax Representation Letter	45
Company Termination Fee	71
Company’s REIT Counsel	45
Continuing Employees	56
Converted Entity	62
DGCL	1
Disregarded Entity	62
DLLCA	1
Effective Time	2
Eligible Shares	3
EPCRA	80
Exchange Act	14
Exchange Agent	4
Exchange Fund	4
Exchange Ratio	1
Excluded Shares	3

Form S-4	48
Forward Merger	1
Forward Merger Surviving Company	2
Health Care Law	29
HMTA	80
Indemnified Parties	58
Letter of Transmittal	5
License	28
Material Company Leases	25
Medicaid	28
Medicare	28
Merger	2
Merger Consideration	1
Merger Sub	1
New Plans	57
NYSE	7
Organizational Documents	10
Outside Date	69
Parent	1
Parent Capitalization Date	32
Parent Closing Price	7
Parent Disclosure Letter	31
Parent Preferred Stock	32
Parent SEC Documents	34
Parent Stock Issuance	38
Parent Stock Options	32
Parent Tax Representation Letter	47
Parent’s REIT Counsel	45
Parties	1
Party	1
Payoff Letters	64
Permits	28
Preferred Redemption	31
Proxy Statement/Prospectus	48
QRS	11
Qualifying Income	72
RCRA	80
REIT Dividend	60
REIT Requirements	71
Reverse Merger	2
Reverse Merger Surviving Company	2
Sarbanes-Oxley Act	14
Securities Act	14
Structure Election	2
Subsidiary REIT	62
Surviving Company Preferred Stock	2
Takeover Laws	53
Tax Guidance	72
Third Party Payor Programs	28
Transfer Taxes	61
TRS	11
TSCA	80
Voting Debt	12

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

VENTAS, INC.

By:	/s/ John D. Cobb
Name: John D. Cobb
Title: Executive Vice President and Chief Investment Officer

CADENCE MERGER SUB LLC

By:	/s/ John D. Cobb
Name: John D. Cobb
Title: Authorized Signatory

NEW SENIOR INVESTMENT GROUP INC.

By:	/s/ Lori B. Marino
Name: Lori B. Marino
Title: EVP, General Counsel & Secretary

[Signature Page to Agreement and Plan of Merger]